Filed pursuant to Rule 253(g)(2)

File No. 024-12513

EXPLANATORY NOTE

RAD Technologies, Inc. is filing this supplement to revise the manner of holding for shares held by a selling securityholder.

OFFERING CIRCULAR SUPPLEMENT

DATED NOVEMBER 11, 2025

RAD Technologies, Inc.

1501 Lincoln Blvd, Venice, CA 90291

510-698-2462

https://www.radintel.ai/

UP TO

88,024,690 SHARES OF CLASS B COMMON STOCK(1)

CONSISTING OF 62,000,000 SHARES TO BE ISSUED FOR CASH CONSIDERATION AND 14,543,209 SHARES TO BE SOLD BY SELLING SECURITYHOLDERS

AND

11,481,181 TO BE ISSUED AS BONUS SHARES(2)

We are offering, on a “best efforts” basis, a maximum of 88,024,690 shares of Class B Common Stock, composed of 62,000,000 shares to be offered directly for cash consideration of up to $50,219,999.29, a maximum of 11,481,481 shares to be issued as “Bonus Shares” for no additional cash consideration to eligible investors in this offering based on certain criteria, and 14,543,209 shares to be sold by selling stockholders for up to $11,780,000, the proceeds from which will be received directly by the selling securityholders, and not by us.(5)

The minimum investment in this offering is $999.54, or 1,234 shares of Class B Common Stock, plus the Investor Fee of 2.0%, which equals $1,019.53.

	Price Per Share to the Public(1)		Underwriting Discounts and Commissions, per share(2)	Proceeds to Company Before Expenses	Proceeds to other persons (5)
Per Share of Class B Common Stock	$0.8100		$0.0365	$0.7735	$0.8100
Investor Fee Per Share(3)	$0.0162		$0.0008	$0.0154
Per Share Plus Investor Fee	$0.8262		$0.0372	$0.7890
Total Maximum	$63,239,999.28	(4)	$2,872,799.96	$48,587,200.02	$11,780,000
Total Maximum Including Value of Bonus Shares and Transaction Fee	$72,539,998.89	(4)	$2,872,799.96	$48,587,200.02	$11,780,000

(1)

The Company is offering up to 62,000,000 shares of Class B Common Stock directly to investors (the “Cash Shares”) for up to a maximum of $50,219,999.29, plus up to 11,481,481 of additional shares of Class B Common Stock eligible to be issued as Bonus Shares to eligible investors at no additional charge based certain criteria. Additionally, 14,543,209 shares of Class B Common Stock are being offered by selling stockholders of the Company for up to $11,780,000, the proceeds from which will be received directly by the selling securityholders, and not by our Company. See “Plan of Distribution and Selling Securityholders” for further details.

(2)	The Company has engaged DealMaker Securities, LLC, member FINRA/SIPC (the “Broker” or “Dealmaker Securities”), as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this offering. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security. The Broker and its affiliates have received compensation of $5,000 a month in advances of accountable expenses not to exceed $15,000, and since the comment of the Offering a monthly fee of $1,000 up to a maximum of $12,000 after the Offering commencement. Once the Commission has qualified the Offering Statement and this offering commences, the Broker will receive an additional cash commission equal to four and one half percent (4.5%) of the cash amount raised in the offering. Neither the Broker nor its affiliates are charging compensation on Bonus Shares that are issued. See “Plan of Distribution and Selling Security Holders” for more details. In the case of a fully subscribed offering, the maximum amount the Company would pay DealMaker Securities and its affiliates is $2,872,799.96. To the extent that the Company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

(3)	Investors will be responsible for a transaction fee equal to two percent (2.0%) of the purchase price for shares of Class B Common Stock paid at the time of investment (the “Investor Transaction Fee”). This fee is intended to offset transaction costs and is counted towards the amount the Company is seeking to raise under Regulation A as well as the limit each investor may invest pursuant to Regulation A. Broker will receive commissions on the Investor Fee. If fully subscribed, this would represent a maximum commission of $55,800. See Plan of Distribution and for additional discussion of this Investor Fee. We note that the Investor Fee will only be based on the purchase price for shares in this Offering, and therefore will not be affected by any Bonus Shares investors receive in this Offering.

(4)	While the company will not receive any additional consideration for the Bonus Shares issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is $72,539,998.89 composed of $50,219,999.29 in actual proceeds to the company from investors ($11,454,018 having already been received), $11,780,000 in proceeds to selling security holders, $1,239,999.99 for the investor fee, and the value of the Bonus Shares of $9,299,999.61. This full amount of $72,539,998.89 is the total amount the company is offering towards its annual $75 million offering cap under Rule 251(a)(2).

(5)	Shares of Class B Common Stock will be sold by selling securityholders of the Company only after the Company has received aggregate gross proceeds $17 million as a part of this Offering. This amount represents proceeds that will be received directly by the selling securityholders listed in this Offering Circular. See “Plan of Distribution and Selling Securityholders” for more information. Shares will be sold in proportion with the Cash Shares so that at no point will the selling securityholder shares be greater than 30% of the value of the Class B Common Stock issued in this Offering.

(6)	The following table shows the amount and value of shares sold in this Offering to date:

Bonus Shares are available to investors based on the criteria discussed below Use under “Plan of Distribution.” Investors will pay full price for their securities, and if eligible, may receive Bonus Shares equal to an amount that is up to 15% of the number of shares purchased. Bonus Shares based on the amount of investment will be based on a single transaction and are not cumulative of multiple purchases. Those investors not eligible for ANY BONUS SHARES OR the maximum value of Bonus Shares will experience SIGNIFICANT dilution compared to investors receiving 15% Bonus Shares AND WILL RESULT IN INVESTORS PAYING DIFFERENT AMOUNTS FOR THEIR SHARES DEPENDENT ON HOW MANY BONUS SHARES THEY RECEIVE.

Sales of these securities commenced on approximately October 1, 2025.

The Offering will terminate at the earlier of the date at which the maximum offering amount of 88,024,690 shares having been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission, the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions.

This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this offering, and all funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and reviewed by DealMaker Securities. Once investor subscriptions are accepted by the Company and reviewed by DealMaker Securities, funds will be deposited into an account controlled by the Company.

The Class B Common Stock of the Company are non-voting securities. As such, investors in this Offering will not have any voting control to determine the Board of Directors of the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(c) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

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SUMMARY OF THE OFFERING CIRCULAR

The following summary of certain information contained in this Offering Circular is not intended to be complete in itself. The summary does not provide all the information necessary for you to make an investment decision. You are encouraged to review the more detailed information in the remainder of the Offering Circular.

As used in this Offering Circular, unless the context otherwise requires, the terms “Corporation,” “Company”, “RAD Intel”, “RAD”, “we”, “our” and “us” refer to RAD Technologies, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

RAD Technologies Company Overview

RAD, which stands for Remove All Doubt, revolutionizes decision-making around creative direction and content creation. Historically and prior to RAD, industry-standard digital marketing had been plagued by bias. The results have been inflated fee structures and guesswork that has permeated and infiltrated campaign decisions for marketing agencies.

RAD helps solve the problem of bias with advanced AI that analyzes extensive historical content patterns across brand, social channels and influencer profiles. Our AI leverages robust data sets, performance statistics, and natural language processing to automate influencer discovery, identify ideal customer segments to target, and optimize media for each persona. This AI-based analysis addresses the problem of bias and helps deliver a measurable ROI for the brand that is easily understood.

By diving into historical content metrics on various platforms, we identify relevant topics and interests that each clients target customers truly care most about. This information is then transformed into brand-specific personas and content direction that ultimately guides campaign direction.

Our model teaches brands how to use AI in simple, efficient and user-friendly ways that ultimately drive enterprise adoption and outsized impact. We bring brands closer to their content performance and show them how unbiased content creation delivers an ROI that can be easily understood and readily apparent. at the profit & loss level. Our innovations lead to campaign performance that far surpasses industry standards and a campaign ROI that can be validated by relevant stakeholders.

Our approach has been productized for influencer marketing as an entry point to secure meaningful, brand direct activations. As we continue to scale, we see use cases that can service enterprise brands and agencies across a wide variety of sectors including: public policy, healthcare, B2B, CPG, hospitality, entertainment, food, gaming, fashion, beauty and more.

RAD’s product can be used to inform any set of communication both online and offline. Today, the technology is being used for social communications, influencer marketing, and paid advertising. We bring brands closer to their content performance data, fostering transparency, trust, and long-lasting client relationships.

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Our Product

RAD has 600+ unique API based connections that connect data partners to our AI technology. The result of these connections, powered by our AI, reduces the guesswork when selecting content, influencers and messaging that resonates most deeply with a company’s target audience. Such efficiencies result in cost savings, time savings and therefore higher ROI per client marketing campaign. The software makes economic sense and therefore can be licensed and scaled.

In addition, we use a third-party service called Adverity which provides a secure and approved productized API service to plug into third-party data providers. The information we gain from this service is further analyzed against RAD’s AI models to help our clients understand how the media and influencers they used impacted their sales and what to adjust moving forward. This service provides us with a secure environment for API connectors that have already been approved by the originating data platform.

We also use GPT and or Gemini primarily for data labelling support. Typically, the analysis of data is performed using our proprietary AI models. The response is then sent to an AI service like GPT or Gemini for labelling of the information so that we are able to provide the response back to the client in user friendly language. There are minor instances where we request information from a GPT service such as, in our workflow a client will input what they perceive their audience interests to be, and we will use a GPT service in conjunction with our own AI models to validate and enhance that information.

None of these data partners or third-party AI models represent a material portion of the data and AI functionality of the Company. Furthermore, any such relationship contemplates normal, ordinary transactions with service providers in the market (1) for which there are many other similar service providers the Company could turn to, and (2) are a minute part of what is delivered to customers.

Currently our operations team runs the analysis for the client, but via continued product development with existing enterprise partnerships, we are enhancing self-serve functionalities that will empower the client to manipulate the model to ultimately achieve their desired outcome.

This product will be licensed and distributed as a SaaS business model.

Offering Terms

Securities Offered by the Company	Maximum of 62,000,000 of Class B Common Stock, plus up to 11,481,481 additional shares of Class B Common Stock eligible to be issued as Bonus Shares for no additional consideration.

Securities Offered by Selling Securityholders	Maximum of 14,543,209 shares of Class B Common Stock for up to $11,780,000 to be received by the selling securityholders.

Minimum Investment	The minimum investment in this offering is $999.54 or 1,234 shares of Class B Common Stock, plus the Investor Fee of 2.0%, which equals $1,019.53.

Securities outstanding before the Offering (as of December 31, 2024):

Class B Common Stock	22,009,228 shares

Class A Common Stock	98,415,337 shares

Securities outstanding after the Offering(1):

Class B Common Stock	110,033,918 shares

Class A Common Stock	83,872,128 shares

Use of Proceeds	The proceeds of this offering will be used for payroll, product development, marketing, general overhead and strategic acquisitions.

(1) Assumes all 62,000,000 of Class B Common Stock offered for cash by the Company are sold, plus to the maximum of 11,481,481 Bonus Shares are issued in this Offering. Additionally, assumes all 14,543,209 shares of Class B Common Stock are sold by selling stockholders in this Offering. These shares of Class B Common Stock would be newly issued as a result of conversion by the following holders: 11,419,235 shares of Class A Common Stock and options exercisable for 3,123,974 shares of Class A Common Stock. This would therefore have the effect of reducing the number of issued and outstanding Class A Common Stock.

Summary of Risks

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

●	We have limited operating, and financial history.

●	There is a possibility that we may not be able to continue as a “going concern.”

●	Our technology is not yet fully developed.

●	We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

●	We rely on a small management team to execute our business plan and may be required to raise additional capital in order to continue to develop our technology and continue to scale our platform.

●	We still have to prove the feasibility of attracting influencers to authenticate through our platform.

●	A key component of our growth strategy involves the adoption and utilization of artificial intelligence (AI), which introduces certain risks.

●	The AI industry has increasing competition.

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●	A significant slowdown in the growth of AI and AI-related markets could affect our business and earnings. Even if the market does grow, there is a possibility that we may not be able to grow at a similar pace.

●	AI services and products developed by us may become obsolete due to fast growing technological innovations or the entry of competitors with more financial and brand power.

●	Failure to attract and retain additional qualified personnel could prevent us from executing our business strategy and growth plans.

●	The information that our AI learns may include highly confidential information. In the unlikely event of a leakage of such confidential information, our credibility may be negatively impacted, which may affect our business, operating results, and financial condition.

●	Use of artificial intelligence models and tools that may require additional investment and costs and pose unique risks to our business and could subject us to legal liability.

●	The success of our business relies on clients successfully adopting our product via long-term contracts.

●	Acquiring other competing or complementary marketing agencies is key to our success.

●	The offering price of our Securities has been arbitrarily determined.

●	There is no current market for any shares of the Company’s stock.

●	There is no minimum amount set as a condition to closing this offering.

●	We are offering Bonus Shares to certain investors, which will result in dilution to those investors who do not receive the maximum available bonus.

●	We have conducted multiple offerings of securities, and if subject to integration may result in the Company’s amount raised exceeding allowed maximums.

●	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

●	You will need to keep records of your investment for tax purposes.

●	We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Securities to decline.

●	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California, regardless of convenience or cost to you, the investor.

●	Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Implications of Being an Emerging Growth Company

The  Company is not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because it is not registering its securities under the Exchange Act. Rather, it will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

●	annual reports (including disclosure relating to the company’s business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semi-annual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

●	current reports for certain material events.

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In addition, at any time after completing reporting for the fiscal year in which this offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, the company may immediately suspend the Company’s ongoing reporting obligations under Regulation A.

If and when the Company becomes subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during its last fiscal year, it will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company it:

●	will not be required to obtain an auditor attestation on its internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing its compensation principles, objectives and elements and analyzing how those elements fit with its principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from its shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

The Company intends to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. The company’s election to use the phase-in periods may make it difficult to compare its financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, the company may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after the company’s initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time should it no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that the Company would cease to be an “emerging growth company” if the Company has more than $1.07 billion in annual revenues, has more than $700 million in market value of its common stock held by non-affiliates, or issues more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to the Company due to the fact that it may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

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RISK FACTORS

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related To Our Company

We have limited operating and financial history.

Our company was founded in 2018 and spent the majority of the earlier years focused on developing our proprietary AI technology. We have proven our beta technology is a good product/market fit and have begun to grow topline revenue. In 2023 we grossed $506,686 in revenue and in 2024, we grossed $1,151,637, but our costs of revenue exceeded that revenue and we had negative net income in both years. While in 2025 we expect to recognize more revenue, we still anticipate having negative net income.

We expect both revenue growth and margin expansion as we improve our technology and onboard more clients. Through further development we intend to build a product that can be licensed and operated by the client. There is a risk that product development encounters unforeseen problems that would delay new feature advancements. This would subsequently delay revenue growth and profitability.

Our audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 have been prepared on a going concern basis.

The Company has suffered recurring losses from operations and, as of December 31, 2024 and as of December 31, 2024, had net capital deficiencies that raises substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern in the next twelve months following the date of the consolidated financial statements is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Our technology is not yet fully developed.

Our technology seeks to match influencer (content) with client needs for authentic content to market a product/service with a high ROI on the marketing campaign. Currently we are relying on investment capital to finance product development while we continue to grow revenue and ultimately profit. We have not fully vetted the feasibility/motive driver to get influencers to authenticate on our software. This is an important step to create a network of influencers (supply).

Our technology and infrastructure has not yet been tested at the full scale that we will need to meet expected full demand for the product. Any setback or unforeseen problem could potentially delay our timeline, negatively impact user experience, and ultimately result in a loss of subscribers.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

In order to continue to operate and grow the business, we will likely need to raise additional capital beyond this current financing round by offering shares of our Common or Preferred Stock and/or other classes of equity. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds, if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects.

If the Company cannot raise sufficient funds, it will not succeed.

The Company may receive up to a maximum of approximately $51 million from the sale of Class B Common Stock in this Offering, with additional proceeds going to selling securityholders. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We rely on a small management team to execute our business plan, and may be required to raise additional capital in order to continue to develop our technology and continue to scale our platform.

Our senior management team is currently small and consists of only one full-time CEO, our president, and 4 members of the board. CEO Jeremy Barnett’s experience and connections in the influencer marketing industry are vital for us to both grow as a company and to raise funds. Without him, we would struggle to navigate the industry and grow our partnership and client base. Additionally, we rely on Jeremy to help raise funds for the Company until we are generating significant revenue to cover our costs and growth plans. As we continue to grow and scale our product, we might be required to raise debt or equity financing in order to develop our platform and effectively scale our product to meet demand.

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We still have to prove the feasibility of attracting influencers to authenticate on our website.

One assumption that we have not fully vetted is the feasibility of attracting influencers to authenticate on our platform. This connection provides us with a network of (content) influencers that makes our matchmaking technology efficient. In small volumes we have proven that the idea is plausible but currently don’t have enough data points to come to a logical conclusion. To understand our challenges, we are holding focus groups where we can engage with influencers to understand their motives and concerns.

The laws and standard behind artificial intelligence are uncertain and may change.

AI is a new and emerging technology that is subject to varying degrees of regulation in different jurisdictions. Compliance with these laws can be costly and there is a risk of regulatory enforcement or litigation if we fail to comply with these requirements. Additionally, laws may change over time, which may increase our likelihood of non-compliance and potential enforcement. Because we are a smaller company, we may not have the resources to properly monitor and comply with any state, federal, and international laws around AI.

The AI industry has increasing competition.

The AI technology sector is experiencing remarkable growth and intensifying competition as technology continues to advance. Companies across various industries, including marketing, recognize the transformative potential of AI. As AI capabilities expand and become more accessible, the industry’s competitive landscape will increase progress and create rivalry. Unexpected competition could adversely affect our market share, growth and profitability.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

As the Company grows, it will be required to hire and attract additional qualified professionals such as software engineers, machine learning experts, project managers, regulatory professionals, sales and marketing professionals, accounting, legal, and finance experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company’s ability to grow and expand its business.

The success of our business relies on clients successfully adopting our product via long term contracts.

If our clients do not adopt our product via long-term, multi-month contracts, we may be unable to scale successfully and our business model may not prove to be repeatable.

Acquiring other competing or complementary marketing agencies is key to our success.

We are actively pursuing a strategy to acquire other marketing and advertising agencies that we believe are accretive to our business. These acquisitions may be for a number of reasons, including to acquire technology/IP, new talent, and/or new customers. If we are unable to successfully locate acquisition targets and consummate these transactions, we may be unable to succeed.

Risks Related to the Securities in this Offering

There is no current market for any shares of the Company’s stock.

There is no formal marketplace for the resale of any of the Company’s Common Stock. Shares of Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best efforts” offering with no minimum, the Company will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

We will not receive any proceeds from shares sold by selling shareholders, which may limit our ability to use offering proceeds for corporate purposes.

A portion of the shares offered in this offering are being sold by existing shareholders rather than by the Company. We will not receive any proceeds from the sale of shares by selling shareholders. Selling securityholders are offering up to 14,543,209 shares, representing approximately 16.5% of the total shares offered, or 19% of the total shares being sold for cash consideration. Investors will not be able to choose whether they are purchasing shares from the Company or from those selling shareholders. Further, the proceeds from shares sold by selling securityholders will go directly to those selling shareholders. As a result, we will receive less capital from this offering than if we were selling all of the offered shares ourselves. This reduction in proceeds may limit our ability to fund operations, pursue growth opportunities, or achieve other corporate objectives that we might otherwise accomplish with the full proceeds of the offering.

We are offering Bonus Shares to certain investors, which will result in increased dilution to those investors not eligible for the maximum bonus.

Certain investors are entitled to receive additional shares of Class B Common Stock under the terms of our Bonus Share program described below under “Plan of Distribution.” Investors may receive Bonus Shares based on the amount invested, engagement during our testing the waters period, and being a previous investor. The maximum amount of Bonus Shares available is 15%, but could be lower based on the amount invested. As a result, those investors not eligible for the maximum value of Bonus Shares will experience additional dilution compared to investors receiving 15% Bonus Shares.

We have conducted multiple offerings of securities, and if subject to integration may result in the Company’s amount raised exceeding allowed maximums.

In 2024, the Company conducted an offering under Regulation Crowdfunding that terminated on November 21, 2024. Prior to the termination of that offering, the Company filed its initial preliminary offering circular for this offering under Regulation A. The Company believes that each of the offering under Regulation Crowdfunding and this offering during the pre-qualification period were conducted in compliance with their applicable exemptions from registration and integration is not required pursuant to Rule 152(a). Further, as no sales had been made in this Regulation A offering while the offering under Regulation Crowdfunding was open, the Company believes it met the requirements for the safe harbor of Rule 152(b)(4) in that “offers and sales” in this Regulation A offering will only be made following the termination of the Regulation Crowdfunding offering. While the Company believes that integration would be inappropriate in this circumstance, should it be determined that integration is appropriate, this offering under Regulation A would be limited to the maximum offering size under Regulation Crowdfunding, and investors whose investments exceeded that amount may be eligible for rescission of their investment. In such a situation, the Company’s financial position could be significantly harmed. Additionally, even if the Company ultimately prevails on a challenge to whether integration was required, the Company may incur significant expense and diversion of resources, which could have a material adverse effect on the Company’s operations, results, and prospects.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

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Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company’s securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

Our valuation and our offering price have been established internally and are difficult to assess.

The Company has set the price of its Class B Common Stock at $0.81 per share. The valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

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DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options and warrants, and assuming that the shares are sold at $0.81 per share. It also includes the maximum 15% of Bonus Shares. The below schedule does not include the conversion of the Company’s outstanding convertible note. The schedule presents shares and pricing as issued and reflects all transactions since inception through December 31, 2024, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

						Effective Cash Price
					Total Issued	per Share at Issuance
		Issued		Potential	and Potential	or Potential
	Date Issued	Shares		Shares	Shares	Conversion
Class A Common Stock	2021-2025	101,082,004		0	101,082,004	$0.07765
Class B Common Stock	2024-2025	22,993,604		0	22,993,604	$0.32963

Warrants for Class A Common Stock	2019-2024	0		21,675,476	21,675,476	$0.16395
Warrants for Class B Common Stock	2025	0		234,000	234,000	$0.12410

Options
$0.1 Strike Price	2021	0		750,000	750,000	$0.10000
$0.1158 Strike Price	2021-2025	0		19,498,486	19,498,486	$0.11580
$0.1241 Strike Price	2025	0		32,334,426	32,334,426	$0.12410
$0.1848 Strike Price	2022-2025	0		15,151,175	15,151,175	$0.18480
$0.2 Strike Price	2018-2020	0		1,019,328	1,019,328	$0.20000
$0.2115 Strike Price	2023	0		2,678,833	2,678,833	$0.21150
$0.2833 Strike Price	2023-2025	0		2,587,266	2,587,266	$0.28330
$0.3 Strike Price	2019	0		25,000	25,000	$0.30000
$0.33 Strike Price	2025	0		337,266	337,266	$0.33000
$0.35 Strike Price	2025	0		243,612	243,612	$0.35000
$0.38 Strike Price	2025	0		400,000	400,000	$0.38000

Total Common Share Equivalents		124,075,608		96,934,868	221,010,476	$0.13582

Shares already issued in this Offering		21,646,621		0	21,646,621	$0.52914

Investors in Class B Common Stock, assuming maximum amount raised		73,481,481	(1)(2)(3)	0	73,481,481	$0.52500

Total After Inclusion of this Offering		197,557,089		96,934,868	294,491,957	$0.27246

(1)	Assumes 11,481,481 Bonus Shares issued as a part of this Offering
(2)	Assumes 14,543,209 shares sold by selling securityholders
(3)	Includes the 21,646,621 shares already issued in this Offering as referenced in the above line.

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The following table demonstrates the dilution that new investors will experience upon investment in the Company. The price per share in this table reflects the price of Class B Common Stock in the Offering of $0.81 as well as the 2% Investor Transaction Fee. It also assumes the maximum 15% of Bonus Shares. This table uses the Company’s net tangible book value as of December 31, 2024 of -$1,846,873 which is derived from the net equity of the Company in the December 31, 2024 audited consolidated financial statements. This tangible net book value is then adjusted to contemplate conversion of all other convertible instruments outstanding as of December 31, 2024 that would provide proceeds to the Company, which assumes exercise of all warrants and stock options outstanding. While not every outstanding warrant or option may be exercised, we believe that it is important to identify the potential dilution that could occur upon the exercise of all existing securities issued by the Company. To further illustrate the dilution that investors may experience, the second and third tables illustrate dilution including authorized, but unissued stock options, and solely on the basis of outstanding equity securities, respectively.

On Basis of Full Conversion of Issued Instruments	$17,000,000 Raise		$31,995,000 Raise		$50,220,000 Raise
Price Per Share	$0.81		$0.81		$0.81
Shares Issued	24,135,802	(1)	46,814,815	(1)	73,481,481	(1)
Capital Raised	$17,000,000		$31,995,000		$50,220,000
Less: Offering Costs	$(559,300	)(2)	$(1,142,050	)(2)	$(1,724,800	)(2)
Net Offering Proceeds	$16,440,700		$30,852,950		$48,495,200
Net Tangible Book Value Pre-Financing	$12,711,906	(3)	$12,711,906	(3)	$12,711,906	(3)
Net Tangible Book Value Post-Financing	$29,152,606		$43,564,856		$61,207,106

Shares Issued and Outstanding Pre-Financing	184,803,902	(4)	184,803,902	(4)	184,803,902	(4)

Post-Financing Shares Issued and Outstanding	208,939,704		231,618,717		258,285,383

Net Tangible Book Value Per Share Prior To Offering	$0.07		$0.07		$0.07
Increase/(Decrease) Per Share Attributable to New Investors	$0.07		$0.12		$0.17
Net Tangible Book Value Per Share After Offering	$0.14		$0.19		$0.24
Dilution Per Share To New Investors ($)	$0.67		$0.62		$0.57
Dilution Per Share to New Investors (%)	82.77%		76.78%		70.74%

(1)	Assumes maximum bonus shares of 15%
(2)	Assumes 4.5% commission, total compensation to Broker and affiliates, as well as $92,000 in fixed offering costs.
(3)	Net Tangible Book Value is adjusted for conversion proceeds of 42,201,755 outstanding stock options and 22,177,582 outstanding warrants, providing proceeds of $14,558,779 to net tangible book value.
(4)	Assumes conversion of outstanding stock options and warrants as discussed above.

The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 2,696,155 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments	$17,000,000 Raise		$31,995,000 Raise		$50,220,000 Raise
Price Per Share	$0.81		$0.81		$0.81
Shares Issued	24,135,802	(1)	46,814,815	(1)	73,481,481	(1)
Capital Raised	$17,000,000		$31,995,000		$50,220,000
Less: Offering Costs	$(559,300	)(2)	$(1,142,050	)(2)	$(1,724,800	)(2)
Net Offering Proceeds	$16,440,700		$30,852,950		$48,495,200
Net Tangible Book Value Pre-Financing	$12,711,906	(3)	$12,711,906	(3)	$12,711,906	(3)
Net Tangible Book Value Post-Financing	$29,152,606		$43,564,856		$61,207,106

Shares Issued and Outstanding Pre-Financing	187,500,057	(4)	187,500,057	(4)	187,500,057	(4)

Post-Financing Shares Issued and Outstanding	211,635,859		234,314,872		260,981,538

Net Tangible Book Value Per Share Prior To Offering	$0.07		$0.07		$0.07
Increase/(Decrease) Per Share Attributable to New Investors	$0.07		$0.12		$0.17
Net Tangible Book Value Per Share After Offering	$0.14		$0.19		$0.23
Dilution Per Share To New Investors ($)	$0.67		$0.62		$0.58
Dilution Per Share to New Investors (%)	82.99%		77.05%		71.05%

(1)	Assumes maximum bonus shares of 15%
(2)	Assumes 4.5% commission, total compensation to Broker and affiliates, as well as $92,000 in fixed offering costs.
(3)	Net Tangible Book Value is adjusted for conversion proceeds of 42,201,755 outstanding stock options and 22,177,582 outstanding warrants, providing proceeds of $14,558,779 to net tangible book value. Also assumes conversion of 2,696,155 authorized, but unissued stock options (no adjustments for proceeds contemplated in calculations).
(4)	Assumes conversion of outstanding stock options, unissued stock options, and warrants as discussed above.

The final table is the same as the previous two, but removes the assumptions of conversion of options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On Basis of Full Conversion of Issued Instruments	$17,000,000 Raise		$31,995,000 Raise		$50,220,000 Raise
Price Per Share	$0.81		$0.81		$0.81
Shares Issued	24,135,802	(1)	45,425,000	(1)	71,300,000	(1)
Capital Raised	$17,000,000		$31,995,000		$50,220,000
Less: Offering Costs	$(559,300	)(2)	$(1,142,050	)(2)	$(1,724,800	)(2)
Net Offering Proceeds	$16,440,700		$30,852,950		$48,495,200
Net Tangible Book Value Pre-Financing	$(1,846,873)		$(1,846,873)		$(1,846,873)
Net Tangible Book Value Post-Financing	$14,593,827		$29,006,077		$46,648,327

Shares Issued and Outstanding Pre-Financing	120,424,565		120,424,565		120,424,565

Post-Financing Shares Issued and Outstanding	144,560,367		165,849,565		191,724,565

Net Tangible Book Value Per Share Prior To Offering	$(0.02)		$(0.02)		$(0.02)
Increase/(Decrease) Per Share Attributable to New Investors	$0.12		$0.19		$0.26
Net Tangible Book Value Per Share After Offering	$0.10		$0.17		$0.24
Dilution Per Share To New Investors ($)	$0.71		$0.64		$0.57
Dilution Per Share to New Investors (%)	87.54%		78.41%		69.96%

(1)	Assumes maximum bonus shares of 15%
(2)	Assumes 4.5% commission, total compensation to Broker and affiliates, as well as $92,000 in fixed offering costs.

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Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by a company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

USE OF PROCEEDS TO THE ISSUER

The below table presents three scenarios for how the Company intends to use the proceeds of this Offering. The Company has already received gross proceeds of $11,454,018:

	Scenario 1%		Scenario 2%		Scenario 3%

Total Raise (excludes value of Bonus Shares)	$17,000,000		$39,500,000		$62,000,000
Offering Expenses
To Selling Securityholders	$0		$7,505,000		$11,780,000
Commissions	$-780,300	4.5%	$-1,813,050	4.5%	$-2,845,800	4.5%
Transaction Fees Charged To Investors	$340,000		$790,000		$1,240,000
Fixed Costs	$-119,000		$-119,000		$-119,000
Net Proceeds	$16,440,700		$30,852,950		$48,495,200

Use of Proceeds	Amount	%	Amount	%	Amount	%
Payroll	$4,110,175	25%	$6,170,590	20%	$9,699,040	20%
Marketing & Advertising	$4,110,175	25%	$10,181,474	33%	$16,003,416	33%
General & Administrative	$4,110,175	25%	$5,245,002	17%	$8,244,184	17%
Strategic Acquisitions	$4,110,175	25%	$9,255,885	30%	$14,548,560	30%
Total Use of Proceeds	$16,440,700		$30,852,950		$48,495,200

Because the Offering is a “best efforts,” we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The above table assumes commissions and expenses payable to DealMaker, which, include commissions of 4.5% as well as $119,000 in fixed offering costs, less the 2% Investor Fee that will be paid by investors. The table above also includes commissions paid on shares sold by selling securityholders.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

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OUR BUSINESS

Company History

RAD Technologies, Inc. is a technology company incorporated on July 6, 2018 based on the thesis that content marketing, which includes influencer activations, is rampant with inefficient processes that drive bloated fee structures. Historically, the influencer marketing industry leveraged these difficulties to bill for more time.

RAD Intel aims to fix these difficulties by addressing the core issues clients care most about. Historically, brands and agencies had been plagued by bias when making important, often expensive content decisions. Biased decision-making leads inflated fee structures and guesswork that has made the entire marketing communications industry inefficient. RAD believes it has developed a technology which will fundamentally alter how digital marketing companies manage their workflow. We believe our technology will disrupt the entire influencer marketing industry, including how influencers are sourced, how their content is curated and matched to brand needs, and how data can enhance brand campaigns. RAD believes that this will ultimately lower costs and increase revenues for our agency and brand partners.

The first problem we solve is influencer discovery, which our product addresses by using our proprietary AI to analyze historical content patterns from a database of influencers, then matching these same influencers to a predetermined campaign. The second problem we address is to help clients understand their audience by delivering AI-informed personas. These personas tell our clients who their customer is, and what they care most about today. The third problem our AI solves is content optimization and ranking. This product evaluates and rates content made by any content creator to verify its alignment with the brand’s messaging and helps predict which piece of content will most deeply resonate with the audience.

In the past few years, we have been able to expand our operations and enter new client and enterprise partnerships, including:

●	In 2021, RAD Intel acquired Atomic Reach, which included the proprietary AI platform that the product now utilizes.

●	In 2023, RAD engaged with Hasbro to run two test campaigns, Hero Quest and Risk games respectively. The success of the first two campaigns produced a third campaign, which ran in Q1 2024 and also produced an RFP for a 4th campaign that was confirmed and ran in Q3 of 2024. Beyond that, a 5th campaign was run during Q3 of 2024. Furthermore, Hasbro has now engaged with RAD Intel on an annual basis across a diverse portfolio of brands.

●	In 2023, RAD was the recipient of the Adobe Fund for Design Grant. The company has since released an add-on product in the Adobe Express platform.

●	In 2023, Omnicom, a company valued over $14bn and recognized across the world as a top 3 Global agency and RAD launched a strategic partnership whereby Omnicom is utilizing RAD’s proprietary AI and is co-building products and services for Omnicom clientele. Today, the partnership has been renewed for a second year, with multiple Omnicom Media Group agencies actively using the platform—and plans underway to expand across even more of the Omnicom agency network.

●	In 2024, Since Tomorrow, a New York based agency engaged with RAD Intel on an annual basis to be used across several high profile clients including; Sephora, Home Depot, Fenty, Glossier, The North Face, Anthropologie, Urban Outfitters, Free People, Athleta, and Farfetch. These activations started in 2024 and have continued in 2025.

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Product Overview

The Company leverages advanced artificial intelligence techniques, including natural language processing and sentiment analysis, to streamline influencer marketing campaigns. Our technology platform analyzes vast datasets from various sources, such as social media, search engines, and online discussions, to:

●	Identify target audiences: Create detailed customer personas (a fictional or semi-fictional character that represents a specific group of the Company’s customers) and segment audiences based on interests, demographics, and behaviors.

●	Optimize content: Analyze content performance and generate insights to improve engagement and conversion rates.

●	Select influencers: Match influencers with target audiences based on relevance, reach, and engagement metrics.

●	Measure campaign performance: Track key performance indicators (KPIs) to evaluate campaign effectiveness.

●	Brand Safety: Evaluate influencers to proactively identify potential trademark infringements, provocative or controversial content, and any other issues that could negatively impact the client’s brand reputation during the activation.

At scale, we believe our software will disrupt the way current marketing campaigns select content to market their product/service to a target audience and have confidence that the campaign will generate a higher ROI than status quo methods (agencies)/software.

For influencer marketing on a campaign level, RAD’s end-to-end managed services model is grounded in efficiency and effectiveness. Through the use of our proprietary suite of AI tools, RAD is able to collapse the time required to identify new audiences, discover audience-centric influencers and optimize content, ultimately lowering the time, money, and effort required to go from client brief to in-market activation. Once the Clients’ goals and KPI’s have been established, scopes are developed with specific deliverables against a bottom-line all-in budget that covers agency services (strategy and campaign management) and influencer costs. We charge clients on a per campaign basis initially. After the first campaign they run either one-off campaigns on a continual basis or groups of campaigns at a reduced fee.

RAD Intel Persona Engine

The RAD Intel Audience Insights Engine is an AI-powered tool designed to assist marketers in understanding their target audience and optimizing influencer marketing campaigns. Key features include:

●	Audience segmentation: Identifies and segments target audiences based on interests, demographics, and behaviors.

●	Influencer matching: Matches influencers with relevant target audiences based on alignment and engagement potential.

●	Content optimization: Provides insights that enable brands and creators to optimize content for maximum engagement.

RAD Intel Content Optimization

The RAD Intel Content Optimization tool utilizes advanced machine learning techniques to:

●	Predict content performance: Analyzes content to predict engagement and virality.

●	Generate creative content: Generates trending hashtags, captions, and other creative elements.

●	Optimize content for different platforms: Adapts content to various social media platforms.

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RAD Intel Writing Engine

The RAD Intel Writing Engine is an AI-powered writing tool that helps users create and optimize content. Key features include:

●	Content generation: Generates text based on specific prompts and guidelines.

●	Content optimization: Analyzes and optimizes content for clarity, engagement, and SEO.

●	Style and tone adjustments: Adapts content to different styles and tones.

Machine Learning Innovations

The Company utilizes innovative machine learning techniques to enhance the performance of its AI tools. Key innovations include:

●	Contrastive learning: Improves the accuracy and efficiency of language models.

●	Retrofitting: Adapts large language models to specific tasks and domains.

●	Transformer-based models: Enables advanced natural language processing capabilities, such as style transfer and semantic understanding.

TikTok Shop Commerce Growth

RAD AI empowers brands to maximize revenue, accelerate TikTok Shop success, and optimize influencer-driven sales using advanced AI technology. This new solution, which will launch in Q3 2025, eliminates guesswork by leveraging real-time data, AI-powered influencer matching, and in-campaign optimization to ensure higher conversions, lower costs, and scalable growth in the TikTok ecommerce ecosystem.

Fast-Track TikTok Shop Setup & Approval

●	Seamless onboarding into TikTok Shop, eliminating delays in the approval process.

●	AI-driven store SEO to optimize traffic, ensuring your products rank higher and reach the right audience.

Data-Backed Influencer & Live Streamer Selection

●	AI identifies top-performing influencers and streamers based on historical sales, engagement, and audience match.

●	Eliminates wasted marketing spend on ineffective partnerships by selecting only high-converting creators.

AI-Driven Full-Funnel Marketing Execution

●	Top-of-funnel awareness: Strategically selected influencers generate brand exposure through live events such as unboxing, reviews and introductions.

●	Bottom-funnel sales conversion: Affiliate influencers and professional live streamers drive direct revenue.

●	Optimized Spark Ads & Boosting: AI suggests the best-performing influencer content for paid amplification.

Real-Time Campaign Optimization for Maximum ROI

●	AI continuously tracks campaign performance and makes real-time recommendations to optimize results.

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●	Adjusts influencer selection, content strategy, and ad spend based on live engagement data.

Competitive Edge in TikTok Ecommerce

●	TikTok is the future of ecommerce—brands that optimize now will dominate their category.

●	AI-backed decision-making ensures higher conversion rates, stronger brand visibility, and faster growth.

Why Brands Choose RAD AI

●	Increase sales conversions by matching the right influencers and streamers with your ideal customer segments.

●	Reduce wasted ad spend with AI-driven campaign adjustments and performance tracking.

●	Eliminate the complexity of TikTok Shop setup, influencer selection, and content optimization.

●	Gain a first-mover advantage by leveraging AI to outperform competitors in TikTok’s growing ecommerce landscape.

●	Predictive ROI modeling to forecast topline sales and conversion lift.

●	Automated scheduling, tagging, and bid optimization to accelerate revenue in the TikTok ecosystem.

●	Data Backbone & Scalability

○	Leverages 600+ secure API connections via Adverity’s enterprise integration layer.

○	Analyzes 2.5 billion+ data points per campaign, 12 billion+

Value Proposition

For Content Creators

●	Optimize Before You Post: Real-time segmentation + scoring remove guesswork.

●	Save Time: Auto-generate captions, hashtags, and distribution plans.

●	Boost Engagement: Target the best influencers and your highest-scoring assets to each segment.

●	Strategic Distribution: Know exactly which platforms will amplify your impact.

For Marketing Teams & Brands

●	Predictive Campaign ROI: Rank influencers and content by projected performance.

●	Competitive Edge: AI-driven audience targeting, creative optimization, and paid amplification.

●	Brand Safety Assurance: Vet influencers and monitor live campaigns to protect reputation.

●	Scalable Growth: From influencer discovery to TikTok Shop commerce—one platform for every use case.

The Future of Influencer Marketing is Fully Automated, Data-Driven, and Scalable.

With RAD AI, launch, manage, and optimize influencer and social-commerce campaigns with minimal manual work—maximizing ROI across every channel.

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What’s Happening Behind the Scenes

RADs technology builds off of existing AI models by using its own models to undertake analysis, validation, and fine tuning. We do this because language and style are critical for content marketing, and base generative AI is not suited to this task.

RAD’s suite of models and algorithms within the products identified above represent a systematic and data-driven approach to understanding and optimizing influencer-audience dynamics, ensuring precise targeting and improved engagement outcomes:

●	Post Engagement Prediction Model: This model predicts the level of engagement visual content will receive from a general audience. It leverages proprietary RAD data and advanced analysis layers to enhance predictions. The baseline model is ResNet-50, 70% built on proprietary models and 30% leveraging external tools.

●	Text Rewrite Engine (Style Transfer): This pipeline of models rewrites text to optimize metrics like readability, emotional engagement, and style to increase audience engagement. The engine combines fine-tuned BERT/ELECTRA/RoBERTa models, achieving 90% internal innovations, and a 10% reliance on external tools.

●	Density and Distribution of Topics Relationship Clusters: This method matches influencers with audience segments by analyzing and clustering their topics of interest. It evaluates the distribution of “good” and “poor” matches to assess compatibility. Using all-MiniLM-L6-v2 for embeddings, the method relies 90% on internal models and a 10% contribution from external tools.

●	Visual Content Alignment Score (VAS): VCAS combines post engagement predictions and cluster analysis to assess the alignment of influencer content with audience interests. It evaluates the relationship between expected engagement and audience averages to identify high-performing influencers. Using all-MiniLM-L6-v2 for embeddings, VCAS achieves 90% reliance on internal models, with 10% support from external tools.

●	Social Media Post Cluster Analysis: This method clusters social media posts to identify and segment audiences. It uses all-MiniLM-L6-v2 for embeddings, UMAP for dimension reduction, and HDBSCAN for clustering. This approach achieves a 40% reliance on internal models, and a 60% contribution from external tools.

●	Stance Detection Model: This model analyzes text to identify the stance or opinion of the author on a given topic. It provides broader insights into public sentiment by evaluating both posts and reactions. Using all-MiniLM-L6-v2 for embeddings, EmoNet for emotion detection, and VADER for sentiment analysis, it achieves 70% dependence on internal innovations, with a 30% reliance on external libraries.

●	Writing Style Detection Model: This model identifies the writing style of a given text, distinguishing among eight predefined styles. Built on research for author identification, it generalizes to broader style detection. With all-MiniLM-L6-v2 for embeddings, EmoNet, and VADER, it achieves 70% reliance on internal innovations, with a 30% contribution from external sources.

●	Overlapping Interests/Audiences Algorithm: This algorithm identifies audiences engaged in multiple topics to determine shared interests and better match influencers with audience segments. Using all-MiniLM-L6-v2 for embeddings, it achieves 90% reliance on RAD innovations with a 10% contribution from external models.

●	RAD Score: The RAD Score is a comprehensive metric that measures the match between an influencer and an audience segment by analyzing features from both parties. It is 100% built on RAD.

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The external models RAD currently utilizes include models that are more known, such as GPT and Gemini, but also more focused models, such as DeBERTa-3-base-mnli-fever-anli, Real-ESRGAN, and others. However, RAD is in a constant state of product development given the rapid and ongoing changes in the AI industry as a whole. We are continuing to explore advanced and newly created AI techniques to solve ongoing business challenges in the areas of audience insights, content optimization and predictive behavior. The current product represents the commercialization of some but not all of the research we have conducted to date. The end product will increase in functionality and sophistication representing the entirety of our research and the needs of the market in the areas where we focus.

We note that services like GPT and Gemini are used in limited functions for labelling support. The analysis of data is performed using our proprietary AI models, which is then put through these natural language AI services to provide responses back to the client in user friendly language. We utilize these tools when beneficial to the service we are delivering to our clients, but the Company is not reliant on any specific external model without which the Company would not be able to deliver our services.

Development Team

The RAD development infrastructure is divided into two core teams each containing three dedicated teams within each core team. The first team which builds state of the art ML is divided into a NLP team that is advancing linguistic models to support our advancements in Audience Segmentation, Data Labeling and large scale Information Clustering. The LLM is advancing our expertise in Large Language Models that are used for analysis of all forms of content in support of Audience Segmentation, Predictive Behaviour and Content Transformation. The last team in our ML universe is our Computer Visioning division, which focuses on novel inventions in the area of image and video analysis and tuning. In our current product iteration, we are using what we refer to as v1.0 where our models leverage foundational advancements in machine learning to analyze and segment audiences, measure metrics such as emotion, style, stance, sentiment and interests in relation to any form of social media text or media, and provide detailed insights into the construction of the above. It is also used to identify related influencers using novel AI models to replace human subjectivity.

Our second core team consists of dev ops, front end and back end. These teams bring the ML models to the forefront of the product in the form of an elegant user interface, they create API apps to extract information from our ML models into usable and storable data streams for the front end, manage our cloud infrastructure, optimize our infrastructure for run-time and performance and manage our integrations into to third party applications.

The focus of our current development roadmap which will run through to the end of 2024 is on enhancements to our audience segmentation engine which include expanded data sets, integration of our LLMs for audience identification, style transformation which automates the transference of text or media from one style of voice to another (i.e. scientific to humorous), v2.0 of our media ranking models which will allow for tuning of images for a particular audience segment, expanded video formats to include long and short videos and a robust compliance engine.

Software as a Service Business Model

Our SaaS-focused business model is designed to attract and retain enterprise clients and expand their contracts through multi-year commitments.

This model has two pillars depending on the type of client we are working with.

Marketers/Brands Clients

RAD Intel’s platform usage model is different from a traditional Seats/SaaS model. RAD has structured its pricing model for marketers around a tiered number of bundled or unbundled solutions across the three core three AI-informed offerings: (1) Audience identification; (2) Influencer discovery; and (3) Content optimization. This allows for bespoke packages to be created for each client based on their size and needs. These Marketer/Brands typically receive “view only” access to the platform.

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Agency/Internal Agency Clients

Larger marketing services agencies and/or marketers/brands that have ‘in-housed’ their influencer marketing capabilities lean towards using their own procurement to negotiate and activate their influencer programming. For these types of clients, RAD provides “hands-on-keyboards” platform access, supported by a customer success/strategy team and training. The bespoke bundle model is then implemented based on the size and needs of the clients.

RAD’s multi-faceted capabilities are reshaping the influencer marketing landscape with the power of proprietary AI. This category disruption is serving as a valuable entry point into the enterprise organizations that will benefit from the broader value our AI technology delivers. Here is how our AI works in context:

Audience Segmentation: Using our proprietary AI and several other proprietary models, we conduct an extensive analysis of posts, comments, and replies across Reddit, X, and TikTok focusing on sentiment, emotion, stance, and relevance concerning your brand, product, or service. Subsequently, our proprietary AI model comes into play, precisely identifying the primary and secondary interests of the target audience. We then segment further into like-minded groups, providing the client with a fresh perspective on your audience, paving the way for exceptional messaging and targeting strategies.

Influencer Discovery and Identification: Through our AI algorithms, we process extensive data from social media platforms and various online resources, effectively pinpointing potential influencers who resonate with a brand’s target audience and values. This automated approach saves considerable time and effort when compared to current practice of manual searching, and still ensures precise matches. Furthermore, our AI delves into the content composition, performance, follower behavior, and key metrics of diverse influencers to identify the perfect candidates tailored to the client’s campaign. As a result, we curate the most accurate and authentic influencer pool for the program, delivering best-in-class results. This is the foundation to begin to formulate content strategies that go beyond influencer programs and can be applied to the full funnel.

Campaign Personalization: Unique to RAD, our audience analysis revolves around segmenting audiences based on their primary and secondary interests. This approach empowers the development of highly personalized and customized strategies that perfectly align with the distinct preferences and behaviors of each target audience. By achieving this level of customization, campaign effectiveness is significantly enhanced, leading to an elevated overall user experience.

Content Optimization/ Media Ranking: RAD evaluates and rates the content shared by influencers to verify its alignment with the brand’s messaging, accurately predicting which pieces will most deeply resonate with the audience. This meticulous analysis significantly enhances the impact and relevance of influencer marketing. Our model incorporates exclusive features that thoroughly analyze images and videos for emotion, memorability, sentiment, and other essential elements of predictive performance with precision.

Performance Analytics: With RAD’s AI-driven analytics, marketers can gain access to valuable insights in real-time. Unlike merely measuring performance metrics, RAD’s AI goes a step further, interpreting data to unveil the underlying reasons behind the results. This advanced approach shows in-depth insights that go beyond mere engagement, reach, and conversions, providing answers to critical, strategic questions and enabling accurate ROI reporting. This gives us the ability to go beyond the necessary measuring of performance against tactical objectives and is able to also measure performance against overall business objectives/statistics. The AI provides unique insights, which are a significant improvement over current offerings in the market.

Predictive Modeling: Designed with a continuous machine learning feedback loop, RAD continually predicts potential (customer) outcomes by analyzing historical and real-time data. This empowers brands to make well-informed decisions, optimize their strategies, and achieve enhanced results. This creates opportunistic and cultural content discovery which can be leveraged in ways that break the feed and bring cultural credibility to a brand.

Automated Influencer Management: RAD streamlines the influencer relationship management process by automating communication, tracking deliverables (project management), and facilitating contracts, thereby improving overall efficiency.

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Intellectual Property

RAD is the first to leverage audience interests mined from online communities to build audience persona models. Using novel natural language processing (NLP) models advanced through RAD Intel’s proprietary research, our expertise resides in our ability to deconstruct every aspect of media (video, image, text) to understand the intended inference of emotion, sentiment, stance, meaning, topic and interest, and correlate that information to predictive engagement. Our AI models cluster communications based on these attributes into like-minded communities and use their interests to describe who they are and how they form these communities. We then overlay demographic data to complete the description of the community.

Additionally, RAD ranks and diagnoses media according to the preferences of each community thereby creating the ability to explain to the media creator what attributes of the media need to be changed in order for it to resonate with the target audience. RAD has engaged the legal expertise of Norton Rose to assist it in managing its IP portfolio. To date, the position of our counsel is to maintain our trade secrets by not filing IP patents and not sharing details of our research breakthroughs to the public.

Partner Relationships

As part of our efforts to obtain clients, we have developed partner relationships with industry leaders like Omnicom and Hasbro alongside specialized relationships with companies like Adobe. Partnerships with leaders like Omnicom provide unparalleled access to the largest enterprises in the world and thus expose our AI technology to broader markets that it would otherwise take years to forge. On the other hand, having brand direct relationships with holding companies like Hasbro provide the necessary validation other enterprise client prospects require during our sales process.

Furthermore, having forged specialized relationships with industry leaders like Adobe helps to improve our AI technology feature sets and functionality. In turn, these enhanced feature sets benefit enterprise partners like Omnicom and Hasbro. These partnerships are of significant benefit to RAD Intel, as they expand the reach and existing network of the company, enhance the existing reputation of our work within the industry, and help to increase the value of our existing contracts.

Omnicom Partnership

In November 2023, RAD INTEL entered into a Test Learn Validate strategic partnership with OMNICOM, one of the world’s largest marketing communications networks. This engagement was designed to allow multiple OMNICOM agency teams to explore the capabilities of RAD INTEL’s proprietary platform for identifying audiences, analyzing influencer impact, and evaluating content performance.

Throughout the Test Learn Validate phase, RAD INTEL provided comprehensive training and ongoing platform supervision to ensure successful onboarding and adoption across the engaged agency teams. During this stage, we also co-developed new features and custom workflows tailored to OMNICOM’s operational needs—several of which have since been implemented at flagship agencies within their network.

The partnership was renewed twice—first in March 2024 and again in September 2024—transitioning the engagement from a pilot into a commercial agreement. As of 2025, RAD INTEL’s platform is an approved offering within OMNICOM’s tool stack, enabling their agencies to bill clients for services powered by our technology.

Our platform has been deployed on behalf of numerous OMNICOM client brands, including Nissan, T-Mobile, P&G, Gilead HIV, NYX / L’Oréal, and The Carter Center, among others. Additionally, RAD INTEL was used in major cross-agency new business pitches, such as for P&G, serving as a key innovation differentiator.

We believe this partnership represents a meaningful validation of RAD INTEL’s enterprise value and a strong signal of market demand for our solution at scale.

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Hasbro Client Relationship

In 2023, RAD engaged with Hasbro to run two test campaigns, Hero Quest and Risk games respectively. The success of the first two campaigns produced a third campaign, which ran in Q1 2024 and also produced an RFP for a 4th campaign that was confirmed and ran in Q3 of 2024. Beyond that, a 5th campaign was run during Q3 of 2024. Furthermore, Hasbro has submitted budget approval for $2M in spend across 6 brands for 2025 which was also approved in Q4 of 2024. This new contract is an annual contract utilizing the RAD Intel solution.

Furthermore, Hasbro, our client, has submitted budget approval for an annual contract which will utilize the RAD solution across the broader group of the Hasbro family of brands.

The benefits of this client partnership are:

1.	Hasbro is a highly sought after holding company featuring brands like Nerf, Monopoly, Peppa Piggy, GI Joe, Transformers and more. RAD being able to secure this partnership as a result of the quantitative value produced from our pilot program serves as an important proof point for product market fit and adoption.

2.	Converting the initial pilot programs to recurring revenue proves the importance and value our AI delivers for RAD clientele.

3.	If the current engagement that we are currently serving expands beyond the pilot, the recurring revenue generated has the potential to materially impact 2024 projections.

Adobe Relationship

In 2023, RAD was selected to be the participant of the Adobe Fund for Design Grant. The grant funds and promotes our continued innovation for content optimization through a unique add-on RAD built specifically for the Adobe Express marketplace.

The add-on RAD built for Adobe Express helps guide content creation across photos for web and social channels. Our AI and media optimization engine scores each visual based on a variety of features, including emotion, sentiment, and clarity, giving you immediate, predictive insights on how your media will perform with your target audience and across socials.

This benefits our clients by:

1.	Identifying what type of content should be created and why

2.	Allowing clients to compare content against their competition

3.	Giving our clients a better understanding of how to create ROI based content

4.	Providing a simple to use interface that almost any user can include into their content creation process

Atomic Reach Acquisition

In 2021, RAD undertook an acquisition of Atomic Reach, bringing its former CEO, Bradley Silver, on to serve as the RAD President and Head of Technology. Atomic Reach has developed an artificial intelligence platform with a specialization in AI that influences behavior and outcomes through language. The company, with over $21 million invested, had developed state of the art AI technology, but struggled with product market fit.

Post-acquisition, RAD navigated through strategic decisions, focusing on which marketing technology sector to disrupt with our newly-acquired AI. RAD’s CEO, Jeremy Barnett’s previous experience in co-founding and eventually exiting a fashion technology company, Trendy Butler, in 2017, shed light on the palpable issues within influencer marketing and content creation. Thus, RAD Intel anchored its focus on influencer marketing — a sector ready for disruption and with accessible campaigns and budgets.

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Today, both teams have successfully integrated and thus, repositioned the Atomic Reach product offering. To date, the acquisition has proven to be beneficial for internal and external stakeholders, clients and investors.

Here’s how the Atomic Reach acquisition has created value:

1.	Clients have benefited from the Atomic Reach AI technology being adapted the productized towards complex marketing problems that have a material financial impact

2.	RAD Investors and stakeholders have benefited from increased company share value since the acquisition and improved upside, resulting from RAD’s new enterprise offering.

3.	RAD Investors and stakeholders have benefited from the media attention the artificial intelligence space has generated since the acquisition in 2021.

4.	RAD shareholders and stakeholders have benefited from Atomic Reach’s investment of over $21 million on R&D into AI technology. By acquiring this marketing technology company, the company bolstered its technological capabilities and, as a result, continues to scale its reach.

5.	RAD shareholders and stakeholders have benefited from the Atomic Reach AI technology capabilities that include in-depth audit features of company data that help determine the most effective means of communicating with its customers.

6.	RAD shareholders and stakeholders have benefited from the Atomic Reach AI technology capabilities which increase enterprise sales and closing percentages as a result of being able to show prospects the AI technology working on their brand.

7.	RAD shareholders and stakeholders have benefited from the Atomic Reach AI technology capabilities which enable our team of 20 full time employees to effectively compete with much larger enterprises and win deals we would have otherwise not been able to secure. Examples of this are Hasbro, Omnicom, Skechers and Sweetgreen.

8.	RAD shareholders and stakeholders have benefited from the Atomic Reach AI technology capabilities which reduce the time required to effectively service influencer marketing campaigns. This enables our operations team to perform quantitatively better campaign work that is faster at a reduced billing rate.

Potential Acquisition Targets

The Company believes that further growth and scale may be achieved through acquisitions of complimentary service providers. While there are no definitive agreements or actions that would make an acquisition more probable than not as of the date of this Annual Report, the Company has begun conversations with potential acquisition targets.

The following discussion illustrates at a high-level the types of targets the Company is looking at and believes would be complimentary to its service offerings:

Target 1

●	New York-based, TikTok-first influencer marketing, advertising and talent agency that supports creator campaigns across all short-form channels

●	Recognized as one of TikTok’s first official badged marketing partners, they have exclusive access to alpha/beta testing, emergency support and API creator data

●	Has successfully managed 600+ social projects, delivered 5,500+ videos with 17B+ views, and developed a creator network of 25,000+

●	Company’s tech oriented culture and processes provide an ideal environment for rapid adoption of RAD Intel’s products

●	Company is a mature business that will both gain growth benefits by adopting RAD Intel’s products as well as provide a stable platform for the combined entity

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Target 2

●	Los Angeles-based, best-in-class influencer marketing agency focused on enhancing awareness on platforms such as TikTok, Instagram, and YouTube for marquee brands

●	Founded by former Series C startup marketing executives, the team boasts collective experience of multiple decades

●	SEO and thought leadership consistently drives an average of 1M impressions on Google, 180k site visitors, 150 inbound leads and a $2M+ pipeline per month

●	Company’s robust pipeline of both inbound and outbound leads creates significant opportunity to pitch RAD Intel’s platform and increase conversion rates

●	Company’s infrastructure is built for scale but is underutilized, RAD Intel can offload its managed services ops and focus on building its software product

Target 3

●	Los Angeles based independent brand marketing agency specializing in embedding brands into contemporary culture through authentic relationships

●	Clients include Google, YouTube, Chipotle, Showtime and FX

●	The Company has built a proprietary tool that merges data, relationships, creativity, and agility, enabling brands to engage with cultural moments in real-time.

●	The company also has an in-house content studio delivering high-quality, tailored content solutions to elevate brand storytelling across various platforms.

●	The target specializes in creating impactful campaigns in the entertainment sector, connecting stories with audiences through tailored strategies.

Target 4

●	Based in Los Angeles, the target is a multifaceted branding agency with a strong focus on influencer marketing.

●	The agency identifies and collaborates with influencers whose audiences align with the client’s target market, ensuring authentic and effective campaigns.

●	They work closely with both clients and influencers to develop strategic content designed to resonate with the influencer’s audience, taking a more organic and less commercial approach to maximize engagement. Content is published at strategic times to maximize visibility, with success measured using key metrics such as reach, impressions, and engagement.

Target 5

●	Founded in 2016 and based in Hartford Connecticut, The target is a full-stack influencer marketing agency that specializes in transforming social media influence into measurable revenue for consumer brands.

●	Has a proprietary campaign process proven to deliver results with over 100 million impressions and 10 million engagements.

●	Unlike traditional influencer marketing, the company trains and vets influencers to act as top-notch sales agents, ensuring that campaigns are directly aimed at generating ROI.

●	Beyond influencer marketing, the agency offers services such as paid social media advertising, organic social media management, content creation, PPC advertising, email & SMS marketing, SEO, web design & development, and fractional CMO consulting.

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As noted above, conversations with these targets are preliminary and no definitive agreements are in place.

Market

The addressable creative intelligence market is potentially sizeable and consists of the following segments:

●	Social Media Management - $19.1bn (Source: https://www.gminsights.com/industry-analysis/social-media-management-market)

Social media management solutions are among the leading choices for raising a company’s brand recognition, driving inbound traffic, improving customer happiness, and increasing conversion rates. Businesses are adopting social media platforms to operate successfully in the economy and build a social media presence to attract new prospective consumers.

Adobe, IBM, Google LLC, Oracle Corp., Salesforce.com, Hubspot Inc., and Zoho Corp. Pvt. Ltd. are some examples of large enterprises who compete in this space.

The social media management market growth is driven by the rising widespread penetration of social media and rising focus on market and competitive intelligence. The key future trend is continued improvement of internet technologies and the roll out of 5G.

●	Digital Advertising - $325bn
(Source: ASDReports, Global Marketing Technology (MarTech) Market Size Study & Forecast and Regional Analysis, 2023-2030)

Digital advertising is essential to advertisers and businesses for many reasons including but not limited to:

●	Search Engine Optimization (SEO) + Search - $68.2 bn (Source: https://finance.yahoo.com/news/search-engine-optimization-seo-market-125900367.html)

SEO solutions and services help boost the number of visitors to a website with organic search results, such as Bing and Google. Some SEO elements, such as backlink building, keyword analysis, and content creation, have become a leading force in the industry. For instance, building backlinks have become instrumental in enhancing credibility. SEO has become invaluable for businesses to provide a competitive edge. Companies are investing in the tools that assess strengths and weaknesses.

The global market is segmented into freelancers’ SEO services and agency SEO services. Stakeholders anticipate the SEO agency to exhibit noticeable growth as it helps companies boost web visibility. SEO agencies have also demonstrated traction for smart speakers and AI among others. The expanding application of AI with automation would allow companies to introduce innovative strategies to build content.

●	Analytics + Data Management - $307bn (Source: Fortune Business Insights, Big Data Analytics Market Size, 2023-2023)

Big data analytics examines structured and unstructured databases to understand and deliver insights based on correlation, hidden patterns, varying market trends, and more. Prominent sectors aim to employ analytical tools to obtain customer insights by developing business intelligence.

For instance, in December 2020, Amazon, Inc. launched Amazon HealthLake, a HIPPA-compliant big data analytics service for the healthcare industry that provides real-time patient data.

Adoption of AI-driven advanced reporting is changing the landscape. During and after COVID, businesses have been investing in systems to implement advanced analytics to understand emerging trends. Globally, businesses have accelerated their digital transformation strategy.

●	Marketing Automation - $6.3bn (Source: https://www.expertmarketresearch.com/reports/marketing-automation-market)

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The marketing automation industry has seen significant growth in recent years, driven by a growing need for businesses to improve their marketing efficiency and effectiveness. One of the main drivers of this growth is the increasing adoption of automation by small and medium-sized businesses. These companies are using marketing automation tools to help them compete more effectively with larger enterprises. Additionally, with the rise of e-commerce and digital marketing, businesses are also looking for ways to automate and streamline their digital marketing efforts, which is driving demand for new tools.

The rising trend of organizations to optimize spending on marketing is creating high demand for marketing automation in recent years. As organizations look to optimize spending in marketing, they are increasingly turning to marketing automation tools to help them streamline and measure their marketing efforts. These tools allow organizations to automate repetitive tasks, such as email campaigns and social media posts, and to track the performance of their marketing campaigns in real-time. By using automation, organizations can save time and money by reducing the need for manual labor, while also being able to target and engage with their customers more effectively.

Additionally, automation helps organizations to meet their Return on Investment (ROI) more easily. This increased efficiency and effectiveness can lead to increased revenue growth for the organization, as well as for the marketing automation market.

●	Influencer Marketing - $21.1bn (Source: https://www.statista.com/topics/2496/influence-marketing/)

Influencer marketing is a collaboration between popular social media users and brands to promote the brand’s products or services. These partnerships have been going on since the dawn of social media.

Authenticity is the basis of success for any influencer marketing campaign. Forming relationships with influencers who are already relevant to a brand’s message is vital. Influencers might be popular for their content on sustainability, cooking, body positivity, healthy lifestyle, and so on. Influencer marketing is more about building real relationships with creators than scoring social media posts that endorse products or services.

Since the COVID-19 pandemic, consumers are shopping online more frequently. During COVID consumers realized that they could safely and efficiently rely on e-commerce. This pattern has continued post pandemic. During this time, influencers played an even greater role.

Another new dimension that is influencing the space is the Metaverse. It can be commonly described as an emerging 3-D digital space that allows consumers to have lifelike experiences online via virtual reality and other technologies. In the metaverse, people interact with peers, content, cryptocurrency, brands, etc.

In the Metaverse, people are willing to pay for virtual goods and services: direct to avatar sales. Consulting giant McKinsey estimates the current market for such goods and services to be approximately $54bn. Some examples of goods that sell in the marketplace include Nike virtual sneakers, and Chipotle (real-life) burritos that were offered to the first 30,000 visitors to the Company’s virtual store on Roblox.

Influencer marketing is becoming more of a widespread marketing strategy as digital technologies continue to evolve and attract users.

●	Customer Relationship Management - $65bn
(Source: https://www.grandviewresearch.com/industry-analysis/customer-relationship-management-crm-market)

The growing adoption of digital technology tools is likely to set the pace for digital transformation and digital optimization of both new and existing businesses. Company departments such as sales & marketing and customer service & support are increasingly integrating Customer Relationship Management (CRM) systems with AI to improve customer experience and feedback and to develop stronger bonds with customers.

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As an example, in 2022, Salesforce, Inc., a cloud-based software company, launched CRM analytics with new capabilities such as AI-powered insights for sales, marketing, and service teams for every industry, such as retail, IT, Telecommunications, etc.

Developments within CRM analytics will likely boost the growth of the market. Customers’ increasing use of digital channels to communicate with brands and organizations is anticipated to drive customer relationships and the CRM industry via sales reporting and process automation.

With the growing importance of understanding customer behavior and their preferences, organizations are adopting CRM strategies to deliver the best performance in real-time to stay competitive. Rapid shifts in the fields of business intelligence and embedded analytics, the Internet of Things (IoT), and AI, and their implementation in CRM solutions are likely to promote product development and innovation among CRM vendors.

Sales & Marketing

Working with recognizable corporations is helping us build our brand recognition that will help us grow our client portfolio. We also have a structured salesforce in house that we plan to grow proportionally with revenue. We are also leveraging partnerships and other creative methods to cost-effectively market our company. We have been featured in high-volume publications such as Time Magazine, Forbes, and VanityFair. This further brings us exposure. After raising this round of financing, we plan to strategically invest in marketing to scale even faster.

Competition

RAD’s main competitors are:

●	Whalar (https://www.whalar.com/)

●	IBM Watson (https://www.ibm.com/watson)

●	BENlabs (https://www.benlabs.com)

●	Influential (https://influential.co)

RAD believes that its main differentiation is that our product delivers more specific results than its competitors and therefore generates more value for the customer.

We have focused our resources on R&D and have developed unique expertise in coding NLP AI. Our team has over a decade of experience. This has resulted in a sentiment analysis engine that surpasses our competitors and serves as the fundamental building block for our best-in-class influencer marketing solutions.

Our AI automation is transformative to enterprises using influencer marketing campaigns to drive sales. Our application creates otherwise unachievable executional efficiencies by eliminating guesswork and delivers quantifiable results.

Our AI automation is disruptive because it drastically reduces marketing operations costs, increases margin, and produces demonstrable and otherwise unattainable value to customers.

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Customers

Our current customers range from large legacy brands to growth companies and include but are not limited to Sweetgreen, THE BLK TUX, MGM Resorts, NCM National Cinemedia, ro, Dignity Health, Splinterlands, Accenture, Fisker, Bright Horizons, MIKEWORLDWIDE and Since Tomorrow.

1.	Wider reach: Digital advertising allows advertisers to reach a wider audience compared to traditional advertising methods. This is because digital advertising can be targeted to specific demographics, geographic regions, and interests.

2.	Cost effectiveness: Digital advertising is typically less expensive than traditional advertising and offers a better return on investment (ROI) due to its ability to target specific audiences.

3.	Real-time tracking & analysis: Digital advertising offers real-time tracking and analysis of campaigns, allowing advertisers to adjust their strategies and optimize their campaigns for better results.

4.	Personalization: Digital advertising allows for personalized and targeted messaging which can increase engagement and conversion rates.

5.	Flexibility: Digital advertising offers a high-level of flexibility, as campaigns can be adjusted or paused in real-time, and new campaigns can be launched quickly and easily.

6.	Multiple channels: Digital advertising can be deployed across multiple channels, including social media, search engines, display networks, and mobile applications, allowing advertisers to reach their target audience wherever they may be online.

We are actively pursuing additional customers with recognizable brand names.

Legal

We are not aware of any pending or threatened legal actions that we believe would have a material impact on our business.

Employees

The Company currently has six part-time employees and fifteen full-time employees. As a part of our capital raise, we plan to initially hire a number of employees to assist in the deployment and scaling of our platform. As we continue to develop our technology we will also scale up our technical staff with the ultimate goal of creating a self-serve platform.

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THE COMPANY’S PROPERTY

The Company is 100% remote and so does not have any office space and is not currently party to any leases. The Company has engaged a service to manage its mailing address at 1501 Lincoln Blvd, Venice, CA The Company also uses 29027 Freshwater Drive, Agoura Hills, CA, 91301 as its official address, which is also the address its Registered Agent.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2024 and 2023, and unaudited interim statements for the six month periods ended June 30, 2025 and 2024, and the related notes included in this Offering Statement. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to Interim 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management, all adjustments necessary to make interim results of operations not misleading have been included here.

Operating Results

For the Six Months Ended June 30, 2025 and 2024

For the six-months ended June 30, 2025 (“Interim 2025”), the Company recognized $1,020,000 in revenue, compared to $385,225 for the six-months ended June 30, 2024 (“Interim 2024”), representing a period over period increase of 165%. The Company also recognized $805,188 in costs of net revenue in Interim 2025, compared with $784,643 for Interim 2024, representing a 3% increase. Finally, the Company recognized gross profit of $214,812 and gross margin of 21% for Interim 2025, compared to gross loss of $399,417 and gross margin of -104% for Interim 2024. This improvement in revenue for Interim 2025 compared to Interim 2024 were the result of the Company’s sales and marketing efforts to grow its client base and secure additional agency relationships. The improvements in costs of net revenue, and therefore gross profits were the result of less outsourced costs, including project management and influencer expenses.

RAD’s operating expenses primarily consist of general administrative costs including payroll and contractor expenses, as well as research and development costs related to product development and sales and marketing. For Interim 2025, total operating expenses were $6,265,232 compared to $3,966,274 for Interim 2024, representing a period over period increase of 58%. This increase was primarily related to a 186% increase in sales and marketing expenses, which increased from $1,176,141 for Interim 2024 to $3,368,123 for Interim 2025, as the Company increased its customer and investor acquisition efforts. Additionally, general and administrative expenses remained relatively flat, decreasing by 0.2% from $2,132,242 for Interim 2024 to $2,128,722 for Interim 2025 as the Company focused on keeping payroll and general operational expenses flat while growing revenue. Finally, the Company recognized research and development expenses of $768,387 for Interim 2025, compared to $657,891 for Interim 2024, representing a 17% increase, as the Company invested in product enhancements and additional product development related hires.

Additionally, the Company recognized other expense of $118,595 for Interim 2025, as compared to other income of $44,953 for Interim 2024, representing a period over period increase of 164%. This increase was primarily due to interest expense related to the Company’s outstanding convertible promissory note.

As a result of the above, the Company recognized a net loss of $6,184,281 for Interim 2025, which was 40% more than the Company’s net loss of $4,431,128 for Interim 2024.

For The Fiscal Years Ended December 31, 2024 and 2023

For the fiscal year ended December 31, 2024, the Company had revenues of $1,151,637 compared to the year ended December 31, 2023, when the Company had revenues of $506,686, representing a 127.3% increase related to the Company’s increase in sales. This increase in sales was driven by the Company increasing the amount it spent on sales and marketing including hires to its sales team, which resulted in a greater volume of work and customers, including the partnership with Omnicom, leading to increased revenues. The Company’s cost of revenues increased from $1,430,575 in 2023 to $1,569,483 in 2024, representing a total increase of 9.7%. Cost of revenues in 2024 primarily consisted of amortization costs, which totaled $1,216,322, the same total as 2023. These costs were entirely related to $6,081,610 in intangible assets that were acquired pursuant to the merger with Atomic Reach in 2021. These costs, which have been identified as developed technology, are being amortized equally over a five-year period. The remaining costs of revenue mostly encompassed $279,483 in expenses paid out for advertising to influencers that the company partnered with. This was an 35.7% increase from 2023, where influencer expenses amounted to $205,948. The Company’s gross margin was -36.3% in fiscal year 2024, compared to -182.3% in 2023. The improvement in gross margin was due to an increase in business and subsequent revenue along with a decrease in the cost of revenues relative to net revenue. The drop in cost of revenues can be attributed to lower expenses for influencer services, as well as lower total costs for media channels.

In 2024, the Company recognized $7,881,756 in operating expenses, as compared to $4,304,778 in operating expenses for 2023, representing a 83.1% increase. General and administrative expenses, which consisted largely of payroll and business services, were the biggest driver of this increase as the company’s volume of business grew, with the total growing from $2,369,863 in 2023 to $3,627,762 in 2024, amounting to a 53.1% increase. The Company also increased its sales and marketing costs from $1,061,187 in 2023 to $2,947,127 in 2024, totaling an increase of 177.7%. This change was due to the Company’s efforts to continue to expand its client base and increase the volume of its business, which is part of the larger strategy to establish a more significant foothold within the industry. Additional increases in sales and marketing expenses were related to efforts to market the Company’s fundraises. Research and development costs increased from $873,728 to $1,306,867, representing a 49.6% increase. The increase in research and development were related to new hires focused on enhancing the Company’s software and technology. The overall increase in operational expenses can be attributed to the Company’s goals of increasing its market footprint and scaling up their operational capacity.

In addition to the above, the Company recognized net other expenses of $239,868 in the fiscal year ending in 2024, compared to $210,827 in the fiscal year ending in 2023, which was a 13.8% increase over this period. Of the expenses recognized, the biggest driver of this was the change in fair value of convertible notes, which amounted to an expense of $14,237 in 2024 but nothing in 2023.

As a result of the foregoing, the Company realized a net loss from continuing operations of $8,539,470 for the fiscal year ending December 31, 2024 – a 57.0% increase in net loss from continuing operations compared to a net loss from continuing operations of $5,439,494 during the fiscal year ending December 31, 2023.

Liquidity and Capital Resources

As of June 30, 2025, RAD’s available cash-on-hand was $5,536,722 compared to $277,938 as of December 31, 2024.

While the Company saw an increase in revenue from the prior period, we still rely primarily on outside investments to support operations and growth. In addition to the Regulation A that the Company launched on February 19, 2025 and a planned amendment to such offering, the Company anticipates undertaking new offerings of securities this year, including leveraging Rule 506(c) of Regulation D. As of the date of this semi-annual report, the Company had raised $11,454,018 in gross proceeds from its Regulation A fundraise. It has filed a post-qualification amendment to its Regulation A offering with the intention to extend the offering and raise additional funds.

Over the next 12-18 months, the Company expects to continue to rely on equity financing to fund operations, growth, and its acquisition strategy.

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Recent Offerings of Securities

In the past year, the Company has undertaken multiple offerings pursuant to Regulation CF and Rule 506(c) of Regulation D to finance its operations. The Regulation CF offerings ran sequentially, while the Regulation D offerings partially overlapped with other Regulation D offerings and the Regulation CF offerings.

The following is a summary of offerings of securities made since January 1, 2024:

Closing Date	Shares Issued	Gross Proceeds	Platform	Securities Exemption
2/15/2024	3,463,325	$964,265.16	DealMaker Securities	Regulation CF
4/29/2024	7,118,528	$2,354,584.50	DealMaker Securities	Regulation CF
11/21/2024	3,905,723	$1,602,658.68	DealMaker Securities	Regulation CF
6/21/2024	1,517,730	$511,911.00	DealMaker (Technology)	Regulation D, Rule 506(c)
7/3/2024	235,252	$77,919.00	OpenDeal Broker LLC	Regulation D, Rule 506(c)
8/16/2024	762,183	$312,588.13	DealMaker (Technology)	Regulation D, Rule 506(c)
9/6/2024	131,135	$54,015.00	OpenDeal Broker LLC	Regulation D, Rule 506(c)
1/24/2025	88,873	$41,830.39	OpenDeal Broker LLC	Regulation D, Rule 506(c)
1/24/2025	830,446	$359,560.30	DealMaker (Technology)	Regulation D, Rule 506(c)
6/15/2025	22,619,999	$11,454,018.34	DealMaker Securities	Regulation A

Going forward, the Company plans to rely on various equity crowdfunding efforts to sustain operating losses until it can reach profitability. The Company has access to potential debt and lines of credit and it can also access additional equity capital through its existing shareholder base and network. The Company expects to continue needing the assistance of outside capital, whether via debt or equity, later this year as it grows its revenue, customer base and operating expenses.

Debt

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020, and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. The loan is secured by the assets of the Company. As of December 31, 2024 and 2023, the principal outstanding of the loan was $500,000. During the years ended December 31, 2024 and 2023, the Company made payments of $19,573 and $25,750, respectively, of accrued interest. Accrued interest on the loan as of December 31, 2024 and 2023, amounted to $31,192 and $31,964. Interest expense for the years ended December 31, 2024 and 2023 was $18,801 and $18,750, respectively.

The Company entered into a $500,000 with a related party on October 17, 2022. $400,000 of the principal of this note was paid back in July 2025, and the remaining principal and interest were converted into 2,666,667 shares of Class A Common Stock.

See “Interest of Management and Others in Certain Transactions” below for more information.

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Plan of Operations

While the Company has generated revenues since inception, it has been unable to show consistent profit or net income since inception. The Company continues to focus on business development to grow its customer base and product development to expand its product offerings, with the goal of growing top line revenue over the coming months and years. Previous capital raised by the Company has enabled it to sustain operating losses while also growing its employee base and expand its pool of paying customers. The Company anticipates continued operating losses in the coming 12-18 months as it focuses on customer growth.

The Company intends to make strategic acquisitions over the coming 6-12 months as a part of its growth strategy. These acquisitions will likely include the Company acquiring 100% of a target’s assets and operations, likely in the form of cash and stock. Potential targets will likely be small to medium sized agencies that focus on the creator economy, but that the lack technology and AI capabilities to properly optimize and grow their businesses.

When reviewing potential acquisition targets, the Company plans to look for the following:

●	EBITDA positive with $5MM to $50MM in annual revenue

●	Fully built out operational platform with a highly established sales force

●	Integration with RAD technology may deliver material revenue synergies and operational efficiencies

●	Established in-house talent management division which may further enhance product offerings

The purpose of these acquisitions would be to further the Company’s business, both in the form of acquiring new customers, acquiring more employees, and/or acquiring new technology. As of the date of this Annual Report, no definitive arrangements are in place with any acquisition targets.

The Company anticipates that it will need to continue to raise capital over the next 6-12 months in order to continue with the aforementioned plan of operations.

Trend Information

We began product development by building an AI-based creative intelligence which leverages AI personas to connect trusted influencers (content creators) with brands that benefit from the influencer’s authentic, unbiased, informative and culturally relevant content.

Over the next few years we will be focused on building a self-serve, multi-workflow process enabled platform that will create a competitive advantage that we plan to use to “disrupt” the creative marketing industry. We also have a robust acquisition and roll up strategy to accelerate growth, content and distribution.

For instance, during 2025 and beyond, we anticipate increased gross revenues resulting from our customer acquisition strategy and potential client activations.

In the coming months, the Company also plans to execute against its planned acquisition and growth strategy which will include the following:

●	Acquisitions: RAD is in talks with several acquisition targets that it believes will be complimentary to RAD’s growth plan. These targets are existing businesses, marketing and influencer agencies that, if acquired, will be able to leverage RAD’s technology to improve business outcomes and also give RAD access to a new set of skills and a larger customer base. As of the date of this report, the Company has not entered into any definitive agreements for any acquisitions.

●	Strategic Partnerships: The Company believes that additional growth and scale may be achieved through partnerships with stand-alone leaders or specialized teams where the Company’s technology and expertise serve as a force multiplier—enhancing both shareholder value and the probability of success. These opportunities, if pursued, would be structured to provide RAD with voting control, while ensuring RAD investors retain full ownership and transparency into the underlying partnership.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Approximate hours per week for part-time employees
Executive Officers
Jeremy Barnett	CEO	49	2018 to Present	Full-time
Bradley Silver	President	50	2021 to Present	Full-time

Directors
Jeremy Barnett	Director	49	2018 to Present	2
Bradley Silver	Director	50	2021 to Present	2
Joe Freedman	Director	55	2021 to Present	2
Orin Litman	Director		2024 to Present	2
Aaron Kuntz	Director	54	2018 to Present	2

Jeremy Barnett, Chief Executive Officer

Jeremy Barnett, CEO and co-founder is a 3x startup founder with 2 exits, including Trendy Butler (fashion tech). Jeremy has successfully led companies and raised capital with institutional investors such as Fidelity Investments, SOS Ventures, Expert Dojo, and more. He has experience building companies from 0-100+ employees. Mr. Barnett has served as CEO for RAD since the company was founded in March, 2018.

Bradley Silver, President

Bradley Silver, President and co-founder is also a 3x startup founder with 2 exits including Brand Protect. He has extensive experience raising capital and has worked with investors such as Fidelity Investments, GenWealth Ventures, MaRS AF, Brigus Capital, and Greybrook. He has experience scaling companies to $30m+ in annual recurring revenue. Mr. Silver has been with RAD since June, 2021. Prior to that he served as the CEO of Atomic reach from November, 2010 until October 2021.

Aaron Kuntz, Director

Aaron Kuntz, Director, is a lifelong entrepreneur, investor and advisor for several growth stage start-ups. He has been an early stage investor in industries like artificial intelligence, real estate, e-commerce, hospitality and food and beverage. Apart from RAD AI, Aaron is the president and owner of Consumer Credit Marketing, Inc., a marketing services company catering to consumer financial industries, a role in which he has been serving since 2008. Mr. Kuntz has been with RAD since February, 2018.

Joseph Freedman, Chairman

Joe Freedman, co-founder and chairman, is a private equity investor and corporate director with more than 25 years of industry experience. His most recent experience includes 18 years at Brookfield Asset Management, one of the world’s leading private equity and alternative asset management firms. Now retired from Brookfield, Mr. Freedman is a director of several private and public companies and non-profit organizations including Bridgemarq Real Estate Services (TSX:BRE) and the Canadian Civil Liberties Association. Mr. Freedman has served on the board of RAD since August, 2021. Prior to that, he served as the chairman for Make Space Inc. starting in March 2016, which is a role he still holds.

Orin Litman, Director

Orin is currently the Founder and Chairman and VetStrategy. Orin founded the Company in 2006 and served as its Chief Executive Officer from 2006 to 2023. Orin serves on the boards of many companies, including RAD, Vetster, and AmeriVet Veterinary Partners. Orin holds an MBA from the Ivey Business School at Western University.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2024, the Company compensated its executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Jeremy Barnett	CEO, Director	$250,000	$15,000	$265,000
Bradley Silver	President, Director	$250,000	$15,000	$265,000
Joseph Freedman	Director	$0	$0	$0
Orin Litman	Director	$0	$0	$0
Aaron Kuntz	Director	$0	$0	$0

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following information on the security ownership of management  and others is as of December 31, 2024:

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Officers and Directors
Class A Common Stock	Joseph Freedman	(1)(2)	3,138,740	21,313,993	16.38%
Class A Common Stock	Jeremy Barnett	(1)	6,500,000	11,256,000	11.89%
Class A Common Stock	Bradley Silver	(1)(3)	464,672	16,914,247	11.64%
Class A Common Stock	All Officers & Directors as a group	(1)	14,270,080	50,857,571	43.63%

Other Significant Holders
Class A Common Stock	WeFunder SPV	(1)(4)	23,310,088	0	15.62%

(1)	The following address may be used for each holder: 1133 Lincoln Blvd, #1133, Venice, CA 90291
(2)	Includes 1,472,073 shares of Common Stock that Joseph Freedman holds in Atomic Reach, which is a shareholder in the Company
(3)	Includes 464,672 shares of Common Stock that Bradley Silver holds in Atomic Reach, which is a shareholder in the Company
(4)	The Company previously raised capital via Regulation CF in 2022 and 2023 via Wefunder. The shareholders who invested in this round are consolidated via a Special Purpose Vehicle.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company entered into a $500,000 (“Principal Amount”) convertible note (“Note”) with a Director, Joseph Freedman (“Holder”) on October 17, 2022 (“Issuance Date”). Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the “Maturity Date”) at the Company’s election or upon demand by the Holder. The note is secured by all assets of the Company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require the Company satisfy the Note in full by repaying the Principal Amount. The repayment amount effective as of December 31, 2024 and 2023 was $800,000 and $650,000, respectively. During the years ended December 31, 2024 and 2023, the Company incurred $150,000 and $150,000 of interest expense, respectively, in connection with this Note. $300,000 and $150,000 of interest was accrued and outstanding at December 31, 2024 and 2023, respectively.

At any time on or after the date of issuance, at the election of the Holder, the Note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i) the product of 100% less the discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the next equity financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its equity securities through the WeFunder crowd funding platform which was launched in 2022.

In connection with the convertible notes, the Company granted an aggregate of 19,850,818 warrants to the holder with an exercise price of $0.18 per share. The fair value of the relative debt warrants was $433,753, which was recognized as a debt discount and being amortized to interest expense over the life of the notes. During the years ended December 31, 2024 and 2023, amortization of debt discount was $72,292 and $72,292, respectively. As of December 31, 2024 and 2023, convertible note payable at fair value was $513,135 and $426,606, respectively.

In July 2025, the Company repaid $400,000 of the outstanding note. The holder then converted the remaining $400,000 of interest and principal into 2,666,667 shares of Class A Common Stock.

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SECURITIES BEING OFFERED

General

The Company is offering 62,000,000 shares of Class B Common Stock directly, plus up to 11,481,481 additional shares of Class B Common Stock eligible to be issued as Bonus Shares. 14,543,209 shares of Class B Common Stock are being offered by selling securityholders of the Company, for a total of 88,024,690 shares.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation, as amended, and filed with the State of Delaware on July 6, 2018 (our “Amended Certificate of Incorporation”) and our Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to our Amended Certificate of Incorporation, and our Bylaws, and applicable provisions of the Delaware General Corporation Law. “Certain stockholders of the Company were previously subject to the terms of a Stockholders Agreement, which was terminated by those holders in June 2025.”

Under our Amended Certificate of Incorporation, our authorized capital stock consists of:

400,000,000 shares of Common Stock, $0.0001 par value per share

●	250,000,000 shares designated as Class A Common Stock
●	150,000,000 shares designated as Class B Common Stock

Class A Common Stock

Voting Rights

The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Each holder of Class A Common Stock shall have the right, at such holder’s sole election and at any time or from time to time, to convert any or all of such holder’s shares of Class A Common Stock into an equal number of shares of Class B Common Stock. Any such conversion shall be effected by the holder providing written notice to the corporation stating that the holder elects to convert the number of shares of Class A Common Stock specified in such notice into shares of Class B Common Stock. Such conversion shall be deemed to have been made at the time such notice is delivered to the corporation, and the corporation shall promptly update its books and records to reflect such conversion. Upon conversion, the shares of Class A Common Stock so converted.

Additional information can be found in the Company’s Certificate of Incorporation, as amended.

Class B Common Stock

Voting Rights

The shares of Class B Common Stock have no voting rights of any kind, except as may be otherwise required by law.

Other Rights & Terms

The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

Additional information can be found in the Company’s Amended Certificate of Incorporation.

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PLAN OF DISTRIBUTION AND SELLING SECURITY HOLDERS

Plan of Distribution

The Company is offering up to 73,481,481 shares of its Class B Common Stock consisting of 62,000,000 shares of Class B Common Stock to be sold for cash consideration, plus up to 11,481,481 to be issued as Bonus Shares to investors as described in this Offering Circular. No additional consideration will be received by the Company for the issuance of Bonus Shares and the Company will absorb the cost of the issuance of the Bonus Shares. The Selling Shareholders are offering up to 14,543,209 shares of the Class B Common Stock. The Company intends for this offering to continue until one year following qualification by the SEC, or until sooner terminated by the Company.

We plan to market the securities in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

Any participation of our officers and directors in selling efforts for all classes of securities in this Offering will be conducted in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities.

The Offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by us at our sole discretion.

The Company may undertake one or more closings on a rolling basis. For additional information regarding this process, see “— Subscription Procedures,” below. Once an investor has tendered funds to purchase securities in this offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in a segregated deposit account pending closing or termination of the offering.

After each closing, funds tendered by investors will be available to the Company.

DealMaker Services

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

The aggregate compensation payable to the Broker and its affiliates are described below.

a.)	Administrative and Compliance Related Functions

Broker will provide administrative and compliance related functions in connection with this offering, including

●	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
●	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
●	Coordinating with third party agents and vendors in connection with performance of services;
●	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
●	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
●	Providing a dedicated account manager;
●	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
●	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
●	Reviewing with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
●	Providing white labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools
●	Reviewing with the Company on question customization for investor questionnaire;
●	Reviewing with the Company on selection of webhosting services;
●	Reviewing with the Company on completing template for the offering campaign page;
●	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
●	Providing advice to the Company on preparation and completion of this Offering Circular;
●	Advising the Company on how to configure our website for the offering working with prospective investors;
●	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;
●	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and
●	Working with Company personnel and counsel in providing information to the extent necessary.

Such services will not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker a cash commission equal to four and one-half percent (4.5%) of the amount raised in the Offering not to exceed $2,845,799.96, if fully subscribed and the total from the Investor Fee is included.

b.)	Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker, an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

For these services, we have agreed to pay DealMaker no compensation in relation to these services.

c.)	Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services, including some supplemental services on a case-by-case basis. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

35

For these ongoing services, the Company has paid Reach compensation prior to the commencement of the Offering of $5,000 per month of accountable expenses up to a maximum of $15,000, which will be returned if not incurred. Since the commencement of the Offering, $1,000 per month (not to exceed $12,000 in aggregate) while the Offering is ongoing would be paid to Reach.

For these services, we have agreed to pay Reach maximum compensation of $27,000.

The maximum compensation to be paid to Broker and affiliates is $2,872,799.96 (3.96%) of the Offering proceeds. There is no compensation to be paid on the issuance of the bonus shares.

The Broker has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Under no circumstances will the Broker recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. The Broker does not purchase any securities from the Company with a view to sell those for the Company as part of the distribution of the security. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Subscription Procedures

Subscription Via invest.radintel.ai Website

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website at invest.radintel.ai. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week at this website integrates DealMaker’s technology and allows prospective investors to subscribe for the purchase of the Company’s Class B Common Stock. A prospective investor will electronically complete, sign and deliver to us an executed subscription agreement, the form of being included as Exhibit 4.1 to this Offering Statement, of which this Offering Circular is part.

The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. Broker and the Company will confirm any Bonus Shares to be issued to each investor, which will require no effort on the part of the investor during the subscription process. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company, and the purchase shares and eligible Bonus Shares will be issued to the investor.

Payment and Closing Procedures

Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the invest.radintel.ai website and investor funds will be processed via DealMaker’s integrated payment solutions.

Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

A holdback is a small amount of the gross proceeds that is retained with the entity that manages the payment processing rails in a processing account for an issuer. This holdback is to ensure the prompt collection of payment processing fees (the costs for the movement of funds from the investors to the issuer for Wires, ACH, and credit card payments), any investor refund/cancellation processing, and any returns/non-sufficient funds processing on settlement of the investor gross proceeds. The latter two, being the predominant use of the holdback, since the timing of cash needs for the processing of those refund/cancellation/settlement issues are entirely outside of the control of the payment processor and is unpredictable. In some cases, these processes are subject to banking laws that automatically deduct funds from the original receiving account. When funds are not present for processing those deductions, it will create additional settlement issues within the ACH processing network.

The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Once an investor has tendered funds to purchase securities in this Offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the broker-dealer must perform certain processes related to its regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the broker-dealer will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in the Company’s payment processor account . Once the information pertaining to the subscription agreement has been completed, the investor receives an email regarding the progress of the investment, restating the amount of funds tendered and number of securities purchased, and that the funds are available to be disbursed to the Company at a closing. In the event the Broker is unable to clear a subscription agreement, the investor’s funds are returned in full. In order to be cost efficient, closing only occurs approximately once a month. Once a closing takes place, in addition to funds being released to the Company, the transfer agent is notified for the purpose of adding the investor and corresponding number of securities to the Company’s stock ledger.

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Investor Transaction Fee

As part of the subscription process, investors will be responsible for the Investor Transaction Fee in the amount of 2.0% of the purchase amount paid by investors at the time of investment. This fee is intended to offset expenses associated with the processing of each investment, such as AML/KYC compliance. The Broker will earn commissions on the Investor Transaction Fee. As provided in Section 1(b) of the subscription agreement, this fee will count towards each investor’s investment limitations of 10% of income or net worth as required by Rule 251(d)(2)(C).

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering:

	Per Share	Maximum
Public Offering Price	$0.8100	$61,999,999.29
Investor Transaction Fee	$0.0162	$1,239,999.99
Broker Commissions	$0.0372	$2,845,799.96
Proceeds, before expenses, to us (or to selling stockholders, as applicable)	$0.7890	$60,392,591.90

Bonus Shares for Certain Investors (Up to 15%)

Certain investors in this offering are eligible to receive Bonus Shares of Class B Common Stock for no additional consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	“Reserved” Shares. Prior to the qualification by the SEC of the Company’s offering, the Company will offer investors the opportunity to “reserve” shares through a reservation process on its investment website at invest.radintel.ai. On our investment website, the investor may select the “Reserve Shares” button or the “Join The Waitlist” button, which will bring the investor to a new page where the investor will be able to input their name and email address. Their reservation is finalized by clicking the “Submit” button. Investors who reserve shares or add themselves to the waitlist in this manner will receive 5% additional Bonus Shares on their actual investment once this offering is qualified by the SEC (rounded down to the nearest whole share). For example, if an investor reserves 100 shares, and subsequently confirms this reservation and purchases the 100 shares, such investor will receive an additional 5 shares of the Company’s Class B Common Stock, for a total of 105 shares. “Reserving” shares is simply an indication of interest. There is no binding commitment for investors that reserve shares in this manner to ultimately invest and purchase the shares reserved of the Company, or to purchase any shares of the Company whatsoever. Investors who visit the Company’s investment website when the Company does not have a live unaccredited investment round will automatically see the Reserve Shares button.

(ii)	Investment Amount. Investors will be eligible to receive Bonus Shares based on the amount of their investment in this offering. The below table summarizes the available bonus by amount invested:

Amount Invested	Bonus Shares
$5,000.13+	5%
$10,000.26+	10%
$25,000.65+	15%

(iii)	Existing RAD Investor. Existing investors in the Company will be eligible to receive Bonus Shares if they also invest in this Offering. Each existing investor that invests in this offering will receive additional Bonus Shares equal to 15% of the number of shares purchased, rounded down to the nearest whole share.

The maximum amount of bonus shares an investor can make on a single investment in this Offering is 15%.

Investors in this offering are only eligible to receive all of the Bonus Share perks described above. Therefore, the most Bonus Shares any individual investor is eligible to receive is 15%. Bonus Shares will be applied to each investor following the completion of the subscription in the Offering. The Broker and the Company will verify eligibility through records maintained for reservations, investment amount, previous investments, and waitlists.

Selling Securityholders

The selling shareholders set forth below will sell up to a maximum of 14,543,209 shares of Class B Common Stock.

The following table sets forth the names of the selling shareholders, the number of shares of capital stock (on an as-converted basis to Common Stock basis) beneficially owned prior to this offering, the number of shares being offered in this offering and the number of shares of Capital Stock to be beneficially owned after this offering, assuming that all of the selling shareholder shares are sold in the offering.

Subscriptions for the Class B Common Stock will be applied between the selling shareholders on a pro rata basis, which means that at each closing in which selling shareholders are participating, a shareholder will be able to sell its “Pro Rata Portion” of the shares that the shareholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if after raising $17,000,000 million, the Company holds a closing for $1 million in gross proceeds, the Company will issue shares and receive gross proceeds of $738,222 while each of the selling shareholders will receive their Pro Rata Portion of the remaining $261,778 in gross proceeds and will transfer their shares to investors in this Offering. Selling shareholders will not offer fractional shares and the shares represented by a shareholder’s Pro Rata Portion will be determined by rounding down to the nearest whole share. At no point will the selling securityholder shares be greater than 30% of the value of the Class B Common Stock issued in this Offering.

The Company’s Amended Certificate of Incorporation allows for the optional conversion of any outstanding class of capital stock into Class B Common Stock at the sole discretion of the shareholder. As a part of this Offering, all shareholders listed in the below table have granted a power of attorney to the Company to convert their stock to Class B Common Stock if and when they sell some or all of their stock as a part of this Offering.

37

Dealmaker Securities received a 4.5% commission on sales of Class B Common Stock of the selling shareholders through DealMaker’s platform prior to disbursement to the selling shareholder. The Company will not receive any of the proceeds from the sale of selling shareholder’s shares in the Offering.

Selling Securityholder	Notes	Class of Stock Owned	Amount of Class B Common Stock Owned Prior to Offering (On An As-Converted Basis)	Amount Offered	Amount Owned After Offering (Assuming Sale of All Amount Offered)	Selling Security Holders Pro Rata Portion (1)
Jeremy Barnett		Class A Common Stock	6,312,500	3,994,400	2,318,100	27.47%
Bradley Silver(2)		Class A Common Stock	32,694,516	4,023,974	28,670,542	27.67%
Joseph Freedman		Class A Common Stock	18,805,427	5,220,922	13,584,505	35.90%
Aaron Kuntz		Class A Common Stock	4,166,668	563,173	3,603,495	3.87%
Scott Lamacraft		Class A Common Stock	5,364,880	370,370	4,994,510	2.55%
Gregory Hogeboom		Class A Common Stock	2,285,354	92,592	2,192,762	0.64%
1864282 Ontario INC.	Gregory Hogeboom is the sole shareholder of 1864282 Ontario INC.	Class A Common Stock	5,303,109	277,778	5,025,331	1.91%
		Total	74,932,454	14,543,209	60,389,245	100.00%

(1)	“Pro Rata Portion” represents that portion that a shareholder may sell in the Offering expressed as a percentage where the numerator is the amount offered by the shareholder divided by the total number of shares offered by all selling shareholders.
(2)	Includes 3,123,974 options for Class A Common Stock that will be sold as a part of this Offering.

All of the aforementioned selling securityholders will be entering into an irrevocable power of attorney (“POA”) with an individual, as attorney-in-fact, in which they will be directing the Company and the attorney-in-fact to take the actions necessary in connection with the Offering and the sale of shares. This includes the conversion of any of the above securities into Class B Common Stock and the signature of any required subscription agreements with each purchaser.

Transfer Agent and Registrar

DealMaker Transfer Agent will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For both provisions, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

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RAD Technologies, Inc.

Consolidated Financial Statements

Unaudited

June 30, 2025

RAD Technologies, Inc.

Index to Financial Statements

F-1

RAD Technologies, Inc.

Consolidated Balance Sheets

	June 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$5,536,722	$277,938
Escrow receivable	189,899	189,899
Accounts receivable, net	511,500	92,591
Prepaid expenses and other current assets	61,764	35,626
Due from related parties	33,741	11,340
Deposits	36,545	34,845
Current assets of discontinued operations	11,325	11,325
Total current assets	6,381,496	653,564
Property and equipment, net	2,880	4,260
Intangible assets, net	1,324,440	1,932,601
Total assets	$7,708,816	$2,590,425

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$805,568	$960,064
Accrued expenses and other current liabilities	74,773	169,537
Accrued interest	27,828	331,192
Debt	500,000	500,000
Current liabilities of discontinued operations	30,798	30,769
Total current liabilities	1,438,967	1,991,562
Convertible notes at fair value, net of unamortized discount	520,377	513,135
Total liabilities	1,959,344	2,504,697

Commitments and contingencies

Stockholders’ equity:
Common stock, Class B, $0.0001 par value, 150,000,000 shares authorized, 44,967,771 and 22,009,228 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	4,497	2,201
Common stock, Class A, $0.0001 par value, 250,000,000 shares authorized, 98,415,337 shares issued and outstanding as of both June 30, 2025 and December 31, 2024	9,842	9,842
Additional paid-in capital	47,296,777	35,451,048
Accumulated deficit	(42,038,022)	(35,869,007)
Accumulated other comprehensive income	476,378	491,644
Total stockholders’ equity	5,749,472	85,728
Total liabilities and stockholders’ equity	$7,708,816	$2,590,425

See accompanying notes to the unaudited consolidated financial statements.

F-2

RAD Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

Unaudited

	Six Months Ended
	June 30,
	2025	2024

Net revenues	$1,020,000	$385,225
Cost of net revenues	805,188	784,643
Gross profit (loss)	214,812	(399,418)

Operating expenses:
General and administrative	2,128,722	2,132,242
Research and development	768,387	657,891
Sales and marketing	3,368,123	1,176,141
Total operating expenses	6,265,232	3,966,274

Loss from operations	(6,050,420)	(4,365,692)

Other income (expense), net:
Interest income	400	322
Other income	2,856	1,477
Interest expense	(121,851)	(46,752)
Total other income (expense), net	(118,595)	(44,953)

Net loss	(6,169,015)	(4,410,645)
Other comprehensive loss	(15,266)	(20,483)
Net comprehensive loss	$(6,184,281)	$(4,431,128)

Weighted average common shares outstanding - basic and diluted	136,073,498	110,498,541
Net loss per common share - basic and diluted	$(0.05)	$(0.04)

See accompanying notes to the unaudited consolidated financial statements.

F-3

RAD Technologies Inc.

Consolidated Statements of Changes in Stockholders’ Equity

Unaudited

	Common Stock				Additional			Accumulated Other	Total
	Class A		Class B		Paid-in	Subscription	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Income	Equity
Balances at December 31, 2023	98,415,337	$9,842	6,030,303	$603	$29,542,800	$(364,800)	$(27,329,537)	$579,124	$2,438,031
Issuance of common stock pursuant to Regulation CF, net of offering costs	-	-	10,580,538	1,058	3,144,098	(435,200)	-	-	2,709,956
Issuance of common stock for cash	-	-	1,525,264	153	511,758	-	-	-	511,911
Stock based compensation	-	-	-	-	345,787	-	-	-	345,787
Currency translation adjustment	-	-	-	-	-	-	-	(20,483)	(20,483)
Net loss	-	-	-	-	-	-	(4,410,645)	-	(4,410,645)
Balances at June 30, 2024	98,415,337	$9,842	18,136,105	$1,814	$33,544,443	$(800,000)	$(31,740,182)	$558,641	$1,574,557

Balances at December 31, 2024	98,415,337	$9,842	22,009,228	$2,201	$35,451,048	$-	$(35,869,007)	$491,644	$85,728
Issuance of common stock pursuant to Regulations A and D, net of offering costs	-	-	22,758,543	2,276	11,183,381	-	-	-	11,185,657
Issuance of common stock for cash	-	-	200,000	20	99,980	-	-	-	100,000
Stock based compensation	-	-	-	-	562,368	-	-	-	562,368
Currency translation adjustment	-	-	-	-	-	-	-	(15,266)	(15,266)
Net loss	-	-	-	-	-	-	(6,169,015)	-	(6,169,015)
Balances at June 30, 2025	98,415,337	$9,842	44,967,771	$4,497	$47,296,777	$-	$(42,038,022)	$476,378	$5,749,472

See accompanying notes to the unaudited consolidated financial statements.

F-4

RAD Technologies Inc.

Consolidated Statements of Cash Flows

Unaudited

	Six Months Ended
	June 30,
	2025	2024

Cash flows from operating activities:
Net loss from continuing operations	$(6,169,015)	$(4,410,645)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	1,381	1,469
Amortization	608,161	608,161
Amortization of debt discount	36,146	36,496
Stock-based compensation	562,368	345,787
Changes in operating assets and liabilities:
Accounts receivable	(418,909)	148,801
Prepaid expenses and other current assets	(26,138)	7,598
Deposits	(1,700)	1,294
Accounts payable	(154,497)	178,406
Accrued interest	(303,364)	(6,075)
Accrued expenses and other current liabilities	(94,764)	17,801
Net cash used in operating activities from continuing operations	(5,960,331)	(3,070,907)
Net cash provided by operating activities from discontinued operations	29	-
Net cash used in operating activities	(5,960,302)	(3,070,907)
Cash flows from financing activities:
Advances from (repayments to) related parties	(22,401)	(15,265)
Repayment of convertible notes	(28,904)	-
Issuance of common stock, net of offering costs	11,185,657	2,709,956
Issuance of common stock for cash	100,000	511,911
Net cash provided by financing activities from continuing operations	11,234,352	3,206,602
Net cash used in financing activities from discontinued operations	-	-
Net cash provided by financing activities	11,234,352	3,206,602
Net change in cash and cash equivalents	5,274,050	135,695
Effect of exchange rate on cash	(15,266)	(20,483)
Cash and cash equivalents at beginning of period	277,938	354,783
Cash and cash equivalents at end of period	$5,536,722	$469,995

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$15,450	$15,450

See accompanying notes to the unaudited consolidated financial statements.

F-5

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

1. NATURE OF OPERATIONS

RAD Technologies Inc. (the “Company” or “RAD”) is a Delaware corporation formed on July 6, 2018. The Company provides a content artificial intelligence (“AI”) technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

On June 28, 2021, the Company formed a wholly-owned subsidiary, RAD Canada Inc. (“RAD Canada”) in the Province of Ontario, Canada. On August 5, 2021, RAD Canada entered into an Asset Purchase Agreement (“Agreement” or “Merger”) with Atomic Reach, Inc. (“Atomic Reach” or “AR”) whereby Atomic Reach agreed to sell, convey, assign, transfer and deliver to RAD substantially all of the assets, property and undertaking of and relating to the AR business, on the terms and conditions of the Agreement. The AR business is comprised of the development and commercialization of artificial intelligence software and services for producing, editing and optimizing the performance of electronic written content including marketing content such as emails, blogs, landing pages, articles, internet ads, product and service descriptions and similar content. See Note 3 for further detail.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $6,169,015 and $4,410,645 for the six months ended June 30, 2025 and 2024, respectively, and has incurred negative cash flows from operations for the periods then ended. As of June 30, 2025, the Company had an accumulated deficit of $42,038,022, however a working capital surplus of $4,942,529  as of June 30, 2025. Furthermore, the Company has a remaining $471,096  of secured convertible note out of $500,000 of secured convertible note, which was demandable in 2024 but not yet repaid in full. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

F-6

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, operating results, and ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

3. REVERSE MERGER ACCOUNTING

In August 2021, the Company entered into an agreement with Atomic Reach, a content AI technology company based in Toronto to combine the business and operations of both companies. The transaction was structured as a business combination of Atomic Reach’s assets by RAD Canada Inc. (“Buyer”) in exchange for newly issued 37,521,716 shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares.

The business combination was accounted for as a reverse recapitalization in accordance with GAAP as Atomic Reach has been determined to be the accounting acquirer, primarily due to the fact that Atomic Reach stockholders control the post-combination Company. Under this method of accounting, while RAD is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes.

The net assets of RAD were stated at historical cost, with no goodwill or other intangible assets recorded. The historical financial statements of Atomic Reach for periods prior to the consummation of the merger reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada operations.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of Atomic Reach, RAD and RAD Canada, Inc. Intercompany balances, and income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

F-7

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include deferred income tax assets, valuation of stock options, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2025 and December 31, 2024, the Company’s cash and cash equivalents exceeded the FDIC insured limits by $5,146,950 and $0, respectively.

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2025 and December 31, 2024, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts existed. The Company did not write off any accounts receivable during the six months ended June 30, 2025, and June 30, 2024.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the consolidated balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB Accounting Standards Codification (“ASC”) 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet. As of June 30, 2025 and December 31, 2024, subscription receivable was $0, presented as a contra account to stockholder’s equity.

Deposits

As of June 30, 2025 and December 31, 2024, the Company held $36,545 and $34,845 as collateral for credit cards, respectively.

F-8

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated useful lives for property and equipment consist of furniture and computers and straight-line depreciation is based on a useful life of 3-5 years.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company uses a variety of information sources to determine the value of acquired assets and liabilities, including identifiable intangibles.

Intangible Assets

Intangible assets are stated at their historical cost less accumulated amortization and impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Company’s intangible assets consistent of developed technology pursuant to the Atomic Reach merger. The estimated useful life for the technology is 5 years, which is amortized on a straight-line basis.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a trigger event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

As of June 30, 2025 and December 31, 2024, there was no impairment for long-lived assets.

F-9

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Related Party Transactions

The Company follows FASB ASC subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in US Dollar, which is also the functional currency of RAD Technologies, Inc. For each entity, functional currency is determined and items included in their separate financial statements are measured using that functional currency. All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders’ equity, property and equipment and intangible assets are translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of consolidated stockholders’ equity, captioned as accumulated other comprehensive income. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of operations as foreign currency exchange variance.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the six months ended June 30, 2025 and 2024, the Company’s only element of other comprehensive income was gains and losses from foreign currency translations.

F-10

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Income Taxes

RAD is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have been transferred to the customer.

F-11

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The Company derives its revenues from campaign-based influencer marketing and recurring subscription fees for having access to our AI platform. With respect to campaign-based influencer marketing, customers engage with the Company by confirming a total budget amount they have dedicated for a specific campaign. The Company then executes the influencer campaign deliverables while taking into consideration budget, margin and customer expectations. On the other hand, when customers engage the Company to access the AI platform, they are paying to have access to the AI platform for content ranking, optimization and recommendation tools. These tools typically improve content strategy, email programs, blogs and website copy.

The Company recognizes revenue from its marketing campaigns (channel fees) over time throughout the term of the agreed upon campaign, which is a measure of the Company’s progress. The Company recognizes subscription fees (licensing fees) over time throughout the term of the customer contract.

Revenue by source consisted of the following for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,
	2025	2024
Channel fees	$1,020,000	$371,725
Licensing fees	-	13,500
Net revenues	$1,020,000	$385,225

Concentration Risks on Revenue

The Company’s revenues carry significant concentrations with two customers representing 94% of total revenues (83% and 11%). Loss of any of these customers would have a material adverse impact on the Company’s operations.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

F-12

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The following table summarizes the accounts receivable balance as of June 30, 2025 and December 31, 2024.

	June 30,	December 31,
	2025	2024
Beginning balance	$92,591	$266,675
New invoices issued	1,020,000	1,151,637
Payments received	(601,091)	(1,300,721)
Bad debt	-	(25,000)
Ending balance	$511,500	$92,591

As of June 30, 2025 and December 31, 2024, the Company has no deferred revenue.

Cost of Net Revenues

Cost of revenues for marketing campaigns represent direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues for subscription feeds include technology hosting fees. Lastly, cost of revenues includes amortization of the Company’s intangible assets pertaining to developed technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the six months ended June 30, 2025 and 2024, amounted to $2,380,151  and $1,076,349, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved. The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s costs are classified.

F-13

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company was a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2025, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2025	2024
Options	75,000,392	42,201,755
Warrants	21,909,476	22,601,591
Convertible notes	2,705,774	2,705,774
Total potentially dilutive shares	99,615,642	67,509,120

F-14

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

As of June 30, 2025 and December 31, 2024, there was an estimated number of 2,705,774 dilutive shares based on the terms of the Company’s outstanding convertible note (see Note 8).

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2025 and December 31, 2024, there were no deferred offering costs.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

F-15

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The carrying values of the Company’s accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short maturity of these instruments.

The Company’s convertible note recorded is a Level 3 liability. The liability is valued using a fair value method.

The Company’s convertible note (see Note 8) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. At initial recognition, the fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price at $0.18 per share and the determined conversion price of $0.18 derived from a 20% discount on the Company’s Regulation CF offering at $0.18 per share. As of June 30, 2025 and December 31, 2024, the fair value was determined using the underlying common stock price of $0.35, estimated term of 1.90 years, annual volatility rate of 70%, and discount rate of 4.24%.

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value as of June 30, 2025 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$520,377	$520,377
	$-	$-	$520,377	$520,377

	Fair Value as of December 31, 2024 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$513,135	$513,135
	$-	$-	$513,135	$513,135

F-16

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The following table presents the activity of the convertible note:

Convertible
Notes
Balance, December 31, 2024	$513,135
Repayment during period	(28,904)
Change in fair value	-
Amortization of debt discount	36,146
Balance, June 30, 2025	$520,377

As of June 30, 2025 and December 31, 2024, the fair value of the convertible notes was $520,377 and $513,135, respectively.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

F-17

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

5. ATOMIC REACH AGREEMENT

The Company evaluated the Atomic Reach asset purchase agreement pursuant to ASC 805 and ASU 2017-01, Topic 805, Business Combinations. The Company first determined that both RAD and Atomic Reach met the definition of business as they each included inputs and a substantive process that together significantly contribute to the ability to create outputs.

Management next evaluated whether the Agreement should be accounted as a reverse acquisition, whereby the legal acquirer (RAD) is identified as the acquiree for accounting purposes and the entity (Atomic Reach) whose equity interests are acquired (legal acquiree) is the acquirer for accounting purposes. The Company determined that Atomic Reach was the accounting acquirer via ASC 810-10-55 as the Atomic Reach shareholders retained relative voting rights and the majority composition of the governing body after the consummation of the merger. Consequently, Atomic Reach applied acquisition accounting to the assets and liabilities of RAD that were acquired or assumed upon the consummation of the merger. The historical financial statements of Atomic Reach for periods ended prior to the consummation of the merger will reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada.

The legal acquirer, RAD, was the surviving legal entity and continues to issue financial statements. Although the surviving legal entity may continue, the financial reporting will reflect the accounting from the perspective of the accounting acquirer, except for the legal capital, which is retroactively adjusted to reflect the capital of the legal acquirer (accounting acquiree) in accordance with 805-40-45-1.

The acquisition method of accounting requires, among other things, that the assets acquired, and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Intangible assets recognized in connection with this transaction represent primarily the potential economic benefits that the Company believes may arise from the acquisition as the primary element of the purchase was the developed technology.

On August 5, 2021, the Company issued 37,521,716 shares of common stock pursuant to the asset purchase agreement

F-18

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Total fair value of the preliminary purchase price consideration as of August 5, 2021 was determined in accordance with ASC 805-40-55 as follows:

Number of shares owned by RAD of newly combined entity	32,505,558
Fair value of RAD’s shares	$0.12
Purchase price consideration	$3,900,667

Purchase Price Allocation

The Company has made a allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the preliminary purchase price allocation:

Cash and cash equivalents	$286,343
Accounts receivable, net	53,854
Due from shareholders	50,676
Property and equipment, net	17,303
Accounts payable	(81,971)
Accrued expenses and other current liabilities	(8,317)
Current portion, long-term debt	(1,227,097)
Simple agreement for future equity (SAFE)	(1,010,796)
Long-term debt	(250,000)
Long-term accrued interest	(10,938)
Net assets of RAD (accounting acquiree)	$(2,180,943)

Intangible assets of $6,081,610 acquired pursuant to the merger were identified as developed technology, which will be amortized over a useful life of five years.

F-19

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated balance sheets as of June 30, 2025 and December 31, 2024 and statements of cash flows for the six months ended June 30, 2025 and 2024. The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations as of June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	11,325	11,325
Current assets of discontinued operations	$11,325	$11,325

LIABILITIES
Current liabilities:
Accounts payable	$11,826	$11,826
Accrued expenses and other current liabilities	18,972	18,943
Current liabilities of discontinued operations	$30,798	$30,769

The following table shows the results of cash flows of the business reported as discontinued operations for the periods ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,
	2025	2024

Cash flows from operating activities of discontinued operations:
Net loss	$-	$-
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	29	-
Net cash provided by operating activities of discontinued operations	$29	$-

6. PROPERTY AND EQUIPMENT

As of June 30, 2025 and December 31, 2024, property and equipment consist of:

	June 30,	December 31,
	2025	2024
Furniture and equipment	$12,973	$12,973
Computer equipment	765	765
	13,738	13,738
Less: Accumulated depreciation	(10,858)	(9,478)
Property and equipment, net	$2,880	$4,260

Depreciation expense for the six months ended June 30, 2025 and 2024 were $1,381 and $1,469 , respectively.

F-20

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

7. intangible assets

As of June 30, 2025 and December 31, 2024, intangible assets consist of:

	June 30,	December 31,
	2025	2024
Developed technology	$6,081,610	$6,081,610
Less: Accumulated amortization	(4,757,170)	(4,149,009)
Intangible assets, net	$1,324,440	$1,932,601

Amortization expense for intangible assets for the six months ended June 30, 2025 and 2024, were $608,161 and $608,161, respectively.

8. DEBT

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020, and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. The loan is secured by the assets of the Company. As of June 30, 2025 and December 31, 2024, the principal outstanding of the loan was $500,000. During the six months ended June 30, 2025 and 2024, the Company made payments of $15,450 and $15,450, respectively, of accrued interest. Accrued interest on the loan as of June 30, 2025 and December 31, 2024, amounted to $25,117 and $31,192. Interest expense for the six months ended June 30, 2025 and 2024 was $9,375 and $9,375, respectively.

Convertible Notes

The Company entered into a $500,000 (“Principal Amount”) convertible note (“Note”) with a related party (“Holder”) on October 17, 2022 (“Date of Issuance”). Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the “Maturity Date”) at the Company’s election or upon demand by the Holder. The note is secured by all assets of the Company.

F-21

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require the Company satisfy the Note in full by repaying the Principal Amount. The repayment amount effective as of June 30, 2025 and December 31, 2024 was $800,000. During the six months ended June 30, 2025, the Company repaid $28,904  of the note and $371,096  of the accrued interest. During the six months ended June 30, 2025 and 2024, the Company incurred $73,806  and $0 of interest expense, respectively, in connection with this Note. $2,711  and $300,000 of interest was accrued and outstanding at June 30, 2025 and December 31, 2024, respectively.

At any time on or after the date of issuance, at the election of the Holder, the Note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i) the product of 100% less the discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the next equity financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its equity securities through the WeFunder crowd funding platform which was launched in 2022.

In connection with the convertible notes, the Company granted an aggregate of 19,850,818 warrants to the holder with an exercise price of $0.18 per share. The fair value of the relative debt warrants was $433,753, which was recognized as a debt discount and being amortized to interest expense over the life of the notes. During the six months ended June 30, 2025 and 2024, amortization of debt discount was $36,146  and $36,496, respectively. As of June 30, 2025 and December 31, 2024, convertible note payable at fair value was $520,377  and $513,135, respectively.

In the event any amounts remain outstanding on this Note after 12 months following the Date of Issuance, Holder, at its sole discretion, may require Company to seek the sale, merger, or disposition of the Company and/or its assets.

F-22

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

9. CAPITALIZATION and equity transactions

Common Stock

As of June 30, 2025, The Company is authorized to issue 250,000,000 shares of Class A common stock at a par value of $0.0001 and 150,000,000 shares of Class B non-voting common stock at a par value of $0.0001 under our Amended Certificate of Incorporation. The Class A and Class B common stock are identical except with respect to voting rights, to which Class B common stockholders do not have voting rights.

Stock Transactions

During the year ended December 31, 2023, the Company issued 14,915,592 shares of Class A common stock and 4,740,409 shares of Class B common stock pursuant to Regulation CF for aggregate proceeds of $2,659,336 and $1,125,000, net of offering costs, respectively. During the year ended December 31, 2023, the Company issued 1,289,894 shares of Class B common stock pursuant to Regulation CF for aggregate subscribed amount of $364,800 recorded in subscription receivable, which was collected in 2024.

During the year ended December 31, 2023, the Company issued 902,265 shares of Class A common stock for aggregate proceeds of $165,000 in cash.

During the year ended December 31, 2024, the Company issued 15,978,925 shares of Class B common stock pursuant to Regulation CF and Regulation D offerings for aggregate proceeds of $5,165,778, net of offering costs. There was $189,899 of escrow receivables outstanding related to these issuances as of December 31, 2024 and remained outstanding as of June 30, 2025.

During the six months ended June 30, 2025, the Company issued 21,928,097 and 830,446 shares of Class B common stock pursuant to Regulation A and Regulation D offerings, respectively, for aggregate proceeds of $11,185,657, net of offering costs.

During the six months ended June 30, 2025, the Company issued 200,000 shares of Class B common stock for proceeds of $100,000.

As of June 30, 2025 and December 31, 2024, there were 98,415,337 shares of Class A common stock issued and outstanding.

As of June 30, 2025 and December 31, 2024, there were 44,967,771 and 22,009,228 shares of Class B common stock issued and outstanding, respectively.

F-23

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

10. WARRANTS

In connection with the October 2022 convertible notes (see Note 8), the Company issued 19,850,818 warrants to purchase common stock. The warrants have an exercise price of $0.18 per share, are immediately exercisable and have a term of 10 years. The fair value of the relative warrants was $433,753, which was recognized as a debt discount and is being amortized to interest expense over the life of the convertible notes.

In December 2024, the Company issued 45,455 warrants to purchase common stock. The warrants have an exercise price of $0.33 per share, are immediately exercisable and have a term of 5 years. The fair value of the relative warrants was $11,040, which was recognized as stock-based compensation expense during the year ended December 31, 2024.

In April 2025, the Company issued 234,000 warrants to purchase common stock. The warrants have an exercise price of $0.12 per share, are immediately exercisable and have a term of 5 years. The fair value of the relative warrants was $17,633, which was recognized as stock-based compensation expense during the six months ended June 30, 2025 .

A summary of information related to warrants is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	22,177,582	$0.19	$3,472,882
Granted	234,000	0.12
Exercised	-
Forfeited	(502,106)	0.02
Outstanding as of June 30, 2025	21,909,476	$0.20	$3,361,039

Vested and expected to vest at June 30, 2025	21,909,476	$0.20	$3,361,039
Exercisable as of June 30, 2025	21,909,476	$0.20	$3,361,039

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Six Months ended	Year Ended
	June 30,	December 31,
	2025	2024
Risk-free interest rate	3.88%	4.15%
Expected term (in years)	5.00	5.00
Expected volatility	70.00%	70.00%
Expected dividend yield	0.00%	0.00%

F-24

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

11. Equity Incentive Plan

The Company’s Board of Directors adopted an Equity Incentive Plan in 2022 (the “Plan”), to attract, incentivize and retain employees, outside directors and consultants through the grant of awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or restricted stock and only employees are eligible for the grant of ISOs. The Plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 74,537,910 shares of common stock. As of June 30, 2025, there were no options available for issuance The Company is in the process of increasing the number of shares under the plan.

To the extent that the aggregate fair market value of shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year (under all plans of the Company or any parent or subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent holder, the term of the option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the option agreement.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2024	42,201,755	$0.16	$7,905,258
Granted	33,915,304	$0.13
Exercised	-
Forfeited	(1,116,667)	$0.19
Outstanding as of June 30, 2025	75,000,392	$0.15	$14,997,720

Exercisable as of June 30, 2025	32,618,136	$0.21	$6,489,859
Exercisable as of December 31, 2024	29,637,038	$0.14	$1,438,555

	Six Months Ended
	June 30,
	2025	2024
Weighted average grant-date fair value of options granted during period	$0.08	n/a
Weighted average duration (years) to expiration of outstanding options at period-end	8.25	7.96

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months ended	Year Ended
	June 30,	December 31,
	2025	2024
Risk-free interest rate	3.97%	3.94% - 4.07%
Expected term (in years)	6.27	6.27
Expected volatility	70%	70%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2025 and 2024 was $2,798,580 and $207,531, respectively. Stock-based compensation expense for stock options of $544,735  and $345,787, was recognized under FASB ASC 718 for the six months ended June 30, 2025 and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $4,021,817 as of June 30, 2025 and will be recognized over a weighted average period of 3.41 years as of June 30, 2025.

F-25

RAD Technologies Inc.

Notes to the Unaudited Consolidated Financial Statements

As of and for the Six Months Ended June 30, 2025 and 2024

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Six Months ended
	June 30,
	2025	2024
General and administrative	$544,735	$345,787
Sales and marketing	17,633	-
	$562,368	$345,787

12. related party TRANSACATIONS

Due to from Related Parties

As of June 30, 2025 and December 31, 2024, the Company had $33,741 and $11,340, respectively, in amounts due from officers. The amounts are unsecured, non-interest bearing and due on demand.

Convertible Note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to an existing major shareholder. See Note 8 for further detail. $28,904 of the note was repaid during the six months ended June 30, 2025.

13. Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

14. subsequent events

In connection with $500,000 of convertible note with a related party on October 17, 2022, part of the principal of this note was paid back in July 2025, and the remaining principal and interest were converted into 2,666,667 shares of Class A Common Stock.

The Company has evaluated subsequent events for the period from July 1, 2025, through September 29, 2025, which is the date the unaudited consolidated financial statements were available to be issued.

F-26

RAD Technologies, Inc.

Consolidated Financial Statements

December 31, 2024 and 2023

RAD Technologies, Inc.

Index to Financial Statements

F-27

To the Board of Directors of

RAD Technologies, Inc.

Venice, California

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of RAD Technologies, Inc. and subsidiary (collectively, the “Company”) which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated profits since inception and has sustained net losses of $8,539,470 and $5,452,951 for the years ended December 31, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023. As of December 31, 2024, the Company had an accumulated deficit of $35,869,007 and cash of $277,938, relative to negative operating cash flows of $5,330,016 in 2024. The Company has a working capital deficit of $1,337,998 as of December 31, 2024, including a secured convertible note that was demandable in 2024. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-28

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado

May 5, 2025

Artesian CPA, LLC

1312 17th Street, #462 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

F-29

RAD Technologies, Inc.

Consolidated Balance Sheets

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$277,938	$354,783
Escrow receivable	189,899	-
Accounts receivable, net	92,591	266,675
Prepaid expenses and other current assets	35,626	36,667
Due from related parties	11,340	8,362
Deposits	34,845	37,794
Current assets of discontinued operations	11,325	-
Total current assets	653,564	704,281
Property and equipment, net	4,260	7,206
Intangible assets, net	1,932,601	3,148,923
Total assets	$2,590,425	$3,860,410

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$960,064	$202,697
Accrued expenses and other current liabilities	169,537	65,147
Accrued interest	331,192	181,964
Debt	500,000	500,000
Current liabilities of discontinued operations	30,769	45,965
Total current liabilities	1,991,562	995,773
Convertible notes at fair value, net of unamortized discount	513,135	426,606
Total liabilities	2,504,697	1,422,379

Commitments and contingencies

Stockholders’ equity:
Common stock, Class B, $0.0001 par value, 50,000,000 shares authorized, 22,009,228 and 6,030,303 shares issued and outstanding as of December 31, 2024 and 2023, respectively	2,201	603
Common stock, Class A, $0.0001 par value, 200,000,000 shares authorized, 98,415,337 shares issued and outstanding as of both December 31, 2024 and 2023	9,842	9,842
Additional paid-in capital	35,451,048	29,542,800
Subscription receivable	-	(364,800)
Accumulated deficit	(35,869,007)	(27,329,537)
Accumulated other comprehensive income	491,644	579,124
Total stockholders’ equity	85,728	2,438,031
Total liabilities and stockholders’ equity	$2,590,425	$3,860,410

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-30

RAD Technologies Inc.

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2024	2023

Net revenues	$1,151,637	$506,686
Cost of net revenues	1,569,483	1,430,575
Gross loss	(417,846)	(923,889)

Operating expenses:
General and administrative	3,627,762	2,369,863
Research and development	1,306,867	873,728
Sales and marketing	2,947,127	1,061,187
Total operating expenses	7,881,756	4,304,778

Loss from operations	(8,299,602)	(5,228,667)

Other income (expense), net:
Interest income	697	535
Other income	16,991	31,478
Change in fair value of convertible notes	(14,237)	-
Interest expense	(243,319)	(242,840)
Total other income (expense), net	(239,868)	(210,827)

Provision for income taxes	-	-
Loss from continuing operations	(8,539,470)	(5,439,494)
Loss from discontinued operations	-	(13,457)
Net loss	(8,539,470)	(5,452,951)
Other comprehensive income (loss)	(87,480)	30
Net comprehensive loss	$(8,626,950)	$(5,452,921)

Weighted average common shares outstanding - basic and diluted	112,500,769	93,762,136
Net loss per common share - basic and diluted	$(0.076)	$(0.058)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-31

RAD Technologies Inc.

Consolidated Statements of Changes in Stockholders’ Equity

	Common Stock				Additional			Accumulated Other	Total
	Class A		Class B		Paid-in	Subscription	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Income	Equity
Balances at December 31, 2022	82,597,480	$8,260	-	$-	$24,887,603	$-	$(21,876,586)	$579,094	$3,598,371
Issuance of common stock pursuant to Regulation CF, net of offering costs	14,915,592	1,492	6,030,303	603	4,147,042	(364,800)	-	-	3,784,337
Issuance of common stock for cash	902,265	90	-	-	164,910	-	-	-	165,000
Stock based compensation	-	-	-	-	343,245	-	-	-	343,245
Currency translation adjustment	-	-	-	-	-	-	-	30	30
Net loss	-	-	-	-	-	-	(5,452,951)	-	(5,452,951)
Balances at December 31, 2023	98,415,337	$9,842	6,030,303	$603	$29,542,800	$(364,800)	$(27,329,537)	$579,124	$2,438,031
Issuance of common stock pursuant to Regulation CF, net of offering costs	-	-	15,978,925	1,598	5,164,180	364,800	-	-	5,530,579
Stock based compensation	-	-	-	-	744,068	-	-	-	744,068
Currency translation adjustment	-	-	-	-	-	-	-	(87,480)	(87,480)
Net loss	-	-	-	-	-	-	(8,539,470)	-	(8,539,470)
Balances at December 31, 2024	98,415,337	$9,842	22,009,228	$2,201	$35,451,048	$-	$(35,869,007)	$491,644	$85,728

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-32

RAD Technologies Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2024	2023

Cash flows from operating activities:
Net loss from continuing operations	$(8,539,470)	$(5,439,494)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Bad debt expense	25,000	-
Depreciation	2,946	2,938
Amortization	1,216,322	1,216,322
Change in fair value of convertible notes	14,237	-
Amortization of debt discount	72,292	72,292
Stock-based compensation	744,068	343,245
Changes in operating assets and liabilities:
Accounts receivable	149,084	(242,924)
Prepaid expenses and other current assets	1,041	(3,251)
Accounts payable	757,367	69,647
Accrued interest	149,228	143,000
Deferred revenue	-	(12,751)
Accrued expenses and other current liabilities	104,390	27,363
Net cash used in operating activities from continuing operations	(5,303,495)	(3,823,613)
Net cash provided by (used in) operating activities from discontinued operations	(26,521)	106,939
Net cash used in operating activities	(5,330,016)	(3,716,674)
Cash flows from financing activities:
Advances from (repayments to) related parties	(2,978)	3,970
Issuance of common stock, net of offering costs	4,975,879	3,784,336
Collection of subscription receivable	364,800	9,990
Issuance of common stock for cash	-	165,000
Net cash provided by financing activities from continuing operations	5,337,701	3,963,296
Net cash used in financing activities from discontinued operations	-	(93,519)
Net cash provided by financing activities	5,337,701	3,869,777
Net change in cash and cash equivalents	7,685	153,103
Effect of exchange rate on cash	(84,530)	(1,560)
Cash and cash equivalents at beginning of year	354,783	203,240
Cash and cash equivalents at end of year	$277,938	$354,783

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$19,573	$27,548

Supplemental disclosure of non-cash investing and financing activities:
Escrow receivable	$189,899	$-
Subscription receivable	$-	$364,800

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

F-33

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

1. NATURE OF OPERATIONS

RAD Technologies Inc. (the “Company” or “RAD”) is a Delaware corporation formed on July 6, 2018. The Company provides a content artificial intelligence (“AI”) technology solution to digital marketing teams at various enterprises which aims to improve the performance of their articles, advertisements, emails, and product descriptions.

On June 28, 2021, the Company formed a wholly-owned subsidiary, RAD Canada Inc. (“RAD Canada”) in the Province of Ontario, Canada. On August 5, 2021, RAD Canada entered into an Asset Purchase Agreement (“Agreement” or “Merger”) with Atomic Reach, Inc. (“Atomic Reach” or “AR”) whereby Atomic Reach agreed to sell, convey, assign, transfer and deliver to RAD substantially all of the assets, property and undertaking of and relating to the AR business, on the terms and conditions of the Agreement. The AR business is comprised of the development and commercialization of artificial intelligence software and services for producing, editing and optimizing the performance of electronic written content including marketing content such as emails, blogs, landing pages, articles, internet ads, product and service descriptions and similar content. See Note 3 for further detail.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise a substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception and has sustained net losses of $8,539,470 and $5,452,951 for the years ended December 31, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the years then ended. As of December 31, 2024, the Company had an accumulated deficit of $35,869,007 and had limited liquid assets to satisfy its obligations as they come due with $277,938 of cash and a working capital deficit of $1,337,998 as of December 31, 2024. Furthermore, the Company has a $500,000 secured convertible note which was demandable in 2024 but not yet repaid. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

F-34

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, operating results, and ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

3. Reverse MERGER ACCOUNTING

In August 2021, the Company entered into an agreement with Atomic Reach, a content AI technology company based in Toronto to combine the business and operations of both companies. The transaction was structured as a business combination of Atomic Reach’s assets by RAD Canada Inc. (“Buyer”) in exchange for newly issued 37,521,716 shares of RAD, followed by distribution of such shares by way of a return of capital to AR shareholders in redemption of their AR shares.

The business combination was accounted for as a reverse recapitalization in accordance with GAAP as Atomic Reach has been determined to be the accounting acquirer, primarily due to the fact that Atomic Reach stockholders control the post-combination Company. Under this method of accounting, while RAD is the legal acquirer, it is treated as the “acquired” company for financial reporting purposes.

The net assets of RAD were stated at historical cost, with no goodwill or other intangible assets recorded. The historical financial statements of Atomic Reach for periods prior to the consummation of the merger reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada operations.

The balances of additional paid-in capital and accumulated deficit has been adjusted as of December 31, 2022 to conform with ASC 805, Business Combination, which requires to reflect the retained earnings and other equity balances of the legal subsidiary, Atomic Reach, in the consolidated financial statements. The adjustment has no effect on the total stockholders’ equity.

F-35

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

4. summary of SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of Atomic Reach, RAD and RAD Canada, Inc. Intercompany balances, and income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include deferred income tax assets, valuation of stock options, and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2024 and 2023, the Company’s cash and cash equivalents exceeded the FDIC insured limits by $0 and $4,648, respectively.

F-36

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

Accounts Receivable

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The Company estimates losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2024 and 2023, the Company determined that no reserve allocation was necessary and that there is no significant risk that material uncollectible accounts existed. The Company written off $25,000 and $0 of accounts receivable for the years ended December 31, 2024 and 2023, respectively.

Subscriptions Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on the consolidated balance sheet. When stock subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB Accounting Standards Codification (“ASC”) 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders’ equity on the consolidated balance sheet. As of December 31, 2024 and 2023, subscription receivable was $0 and $364,800, respectively, presented as a contra account to stockholder’s equity.

Deposits

As of December 31, 2024 and 2023, the Company held $34,845 and $37,794 as collateral for credit cards, respectively.

F-37

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and impairments. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated useful lives for property and equipment consist of furniture and computers and straight-line depreciation is based on a useful life of 3-5 years.

Acquisitions, Goodwill and Other Intangible Assets

The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill. The Company uses a variety of information sources to determine the value of acquired assets and liabilities, including identifiable intangibles.

Intangible Assets

Intangible assets are stated at their historical cost less accumulated amortization and impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Company’s intangible assets consistent of developed technology pursuant to the Atomic Reach merger. The estimated useful life for the technology is 5 years, which is amortized on a straight-line basis.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company looks for indicators of a trigger event for asset impairment and pays special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are reviewed using factors including, but not limited to, future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

As of December 31, 2024 and 2023, there was no impairment for long-lived assets.

F-38

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

Related Party Transactions

The Company follows FASB ASC subtopic 850-10, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions. Pursuant to ASC 850, related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Foreign Currency Translation

The Company’s consolidated financial statements are presented in US Dollar, which is also the functional currency of RAD Technologies, Inc. For each entity, functional currency is determined and items included in their separate financial statements are measured using that functional currency. All assets and liabilities are translated into U.S. Dollars at the balance sheet date, stockholders’ equity, property and equipment and intangible assets are translated at historical rates and revenue and expense accounts are translated at the average exchange rate for the year or the reporting period. The translation adjustments are reported as a separate component of consolidated stockholders’ equity, captioned as accumulated other comprehensive income. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statements of operations as foreign currency exchange variance.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. During the years ended December 31, 2024 and 2023, the Company’s only element of other comprehensive income was gains and losses from foreign currency translations.

F-39

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

Income Taxes

RAD is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have been transferred to the customer.

The Company derives its revenues from campaign-based influencer marketing and recurring subscription fees for having access to our AI platform. With respect to campaign-based influencer marketing, customers engage with the Company by confirming a total budget amount they have dedicated for a specific campaign. The Company then executes the influencer campaign deliverables while taking into consideration budget, margin and customer expectations. On the other hand, when customers engage the Company to access the AI platform, they are paying to have access to the AI platform for content ranking, optimization and recommendation tools. These tools typically improve content strategy, email programs, blogs and website copy.

F-40

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

The Company recognizes revenue from its marketing campaigns (channel fees) over time throughout the term of the agreed upon campaign, which is a measure of the Company’s progress. The Company recognizes subscription fees (licensing fees) over time throughout the term of the customer contract.

Revenue by source consisted of the following for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Channel fees	$1,138,137	$506,492
Licensing fees	13,500	194
Net revenues	$1,151,637	$506,686

Concentration Risks on Revenue

The Company’s revenues carry significant concentrations with four customers representing 82% of total revenues (35%, 22%, 15% and 11%). Loss of any of these customers would have a material adverse impact on the Company’s operations.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

The following table summarizes the accounts receivable balance as of December 31, 2024 and 2023.

	December 31,
	2024	2023
Beginning balance	$266,675	$23,750
New invoices issued	1,151,637	506,686
Payments received	(1,300,721)	(263,761)
Bad debt	(25,000)	-
Ending balance	$92,591	$266,675

As of December 31, 2024 and 2023, the Company has no deferred revenue.

F-41

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

Cost of Net Revenues

Cost of revenues for marketing campaigns represent direct payouts to recipients who have earned the monies and/or have incurred direct expenses associated with events held. Cost of revenues also includes fees paid to talent, influencer procurement, and other direct costs of servicing the campaign including contract labor. Cost of revenues for subscription feeds include technology hosting fees. Lastly, cost of revenues includes amortization of the Company’s intangible assets pertaining to developed technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and 2023, amounted to $2,026,650 and $359,533, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved. The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company was a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Forfeitures are recognized as they occur. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions.

F-42

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Year Ended December 31,
	2024	2023
Options	42,201,755	41,851,755
Warrants	22,177,582	22,556,136
Convertible notes	2,705,774	2,705,774
Total potentially dilutive shares	67,085,111	67,113,665

As of December 31, 2024 and 2023, there was an estimated number of 2,705,774 dilutive shares based on the terms of the Company’s outstanding convertible note (see Note 9).

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2024 and 2023, there were no deferred offering costs.

F-43

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying values of the Company’s accounts receivable, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short maturity of these instruments.

The Company’s convertible note recorded is a Level 3 liability. The liability is valued using a fair value method.

The Company’s convertible note (see Note 9) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. At initial recognition, the fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price at $0.18 per share and the determined conversion price of $0.18 derived from a 20% discount on the Company’s Regulation CF offering at $0.18 per share. As of December 31, 2024 and 2023, the fair value was determined using the underlying common stock price of $0.35 and $0.18, estimated term of 1.90 years and 2.40 years, annual volatility rate of 70% and 70%, and discount rate of 4.24% and 4.14%, all respectively.

F-44

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

	Fair Value as of December 31, 2024 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$513,135	$513,135
	$-	$-	$513,135	$513,135

	Fair Value as of December 31, 2023 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Convertible notes	$-	$-	$426,606	$426,606
	$-	$-	$426,606	$426,606

The following table presents the activity of the convertible note:

Convertible Notes
Balance, December 31, 2022	$354,314
Amortization of debt discount	72,292
Balance, December 31, 2023	426,606
Change in fair value	14,237
Amortization of debt discount	72,292
Balance, December 31, 2024	$513,135

As of December 31, 2024 and 2023, the fair value of the convertible notes was $513,135 and $426,606, respectively.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our consolidated financial statements.

F-45

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which focuses on the rate reconciliation and income taxes paid. This ASU requires disclosure, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, the ASU requires disclosure of income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU is effective for public business entities for annual periods beginning after December 15, 2024 and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective applications is permitted. The Company expects this ASU to only impact the disclosures on the consolidated financial statements with no impacts on the financial condition, results of operations and cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

5. ATOMIC REACH AGREeMENT

The Company evaluated the Atomic Reach asset purchase agreement pursuant to ASC 805 and ASU 2017-01, Topic 805, Business Combinations. The Company first determined that both RAD and Atomic Reach met the definition of business as they each included inputs and a substantive process that together significantly contribute to the ability to create outputs.

Management next evaluated whether the Agreement should be accounted as a reverse acquisition, whereby the legal acquirer (RAD) is identified as the acquiree for accounting purposes and the entity (Atomic Reach) whose equity interests are acquired (legal acquiree) is the acquirer for accounting purposes. The Company determined that Atomic Reach was the accounting acquirer via ASC 810-10-55 as the Atomic Reach shareholders retained relative voting rights and the majority composition of the governing body after the consummation of the merger. Consequently, Atomic Reach applied acquisition accounting to the assets and liabilities of RAD that were acquired or assumed upon the consummation of the merger. The historical financial statements of Atomic Reach for periods ended prior to the consummation of the merger will reflect only the operations and financial condition of Atomic Reach. Subsequent to the consummation of the merger, the financial statements of Atomic Reach will include the combined operations and financial condition of Atomic Reach, RAD and RAD Canada.

The legal acquirer, RAD, was the surviving legal entity and continues to issue financial statements. Although the surviving legal entity may continue, the financial reporting will reflect the accounting from the perspective of the accounting acquirer, except for the legal capital, which is retroactively adjusted to reflect the capital of the legal acquirer (accounting acquiree) in accordance with 805-40-45-1.

F-46

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

The acquisition method of accounting requires, among other things, that the assets acquired, and liabilities assumed in a business combination be measured at their estimated respective fair values as of the closing date of the acquisition. Intangible assets recognized in connection with this transaction represent primarily the potential economic benefits that the Company believes may arise from the acquisition as the primary element of the purchase was the developed technology.

On August 5, 2021, the Company issued 37,521,716 shares of common stock pursuant to the asset purchase agreement

Total fair value of the preliminary purchase price consideration as of August 5, 2021 was determined in accordance with ASC 805-40-55 as follows:

Number of shares owned by RAD of newly combined entity	32,505,558
Fair value of RAD’s shares	$0.12
Purchase price consideration	$3,900,667

Purchase Price Allocation

The Company has made a allocation of the purchase price in regard to the acquisition related to the assets acquired and the liabilities assumed as of the purchase date. The following table summarizes the preliminary purchase price allocation:

Cash and cash equivalents	$286,343
Accounts receivable, net	53,854
Due from shareholders	50,676
Property and equipment, net	17,303
Accounts payable	(81,971)
Accrued expenses and other current liabilities	(8,317)
Current portion, long-term debt	(1,227,097)
Simple agreement for future equity (SAFE)	(1,010,796)
Long-term debt	(250,000)
Long-term accrued interest	(10,938)
Net assets of RAD (accounting acquiree)	$(2,180,943)

Intangible assets of $6,081,610 acquired pursuant to the merger were identified as developed technology, which will be amortized over a useful life of five years.

Discontinued Operations

In accordance with the provisions of ASC 205-20, the Company has excluded the results of discontinued operations from its results of continuing operations in the accompanying consolidated statements of operations for the years ended December 31, 2024 and 2023. The results of the discontinued operations for the years ended December 31, 2024 and 2023 consist of the following:

	Atomic Reach, Inc.
	Year Ended December 31,
	2024	2023
Net revenues	$-	$92,662

Operating expenses:
General and administrative	-	105,901
Research and development	-	133
Sales and marketing	-	85
Total operating expenses	-	106,119
Operating loss	-	(13,457)

Net loss on discontinued operations	$-	$(13,457)

F-47

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations as of December 31, 2024 and 2023:

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	11,325	-
Current assets of discontinued operations	$11,325	$-

LIABILITIES
Current liabilities:
Accounts payable	$11,826	$7,995
Accrued expenses and other current liabilities	18,943	20,286
Due to shareholders	-	17,684
Current liabilities of discontinued operations	$30,769	$45,965

The following table shows the results of cash flows of the business reported as discontinued operations for the periods ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023

Cash flows from operating activities of discontinued operations:
Net loss	$-	$(13,457)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(11,325)	-
Due to shareholders	(17,684)	(31)
Accounts payable	3,831	190
Accrued expenses and other current liabilities	(1,343)	12,473
Changes in current assets	-	107,764
Net cash provided by (used in) operating activities of discontinued operations	$(26,521)	$106,939
Cash flows from investing activities of discontinued operations:
Net cash used in investing activities of discontinued operations	-	-
Cash flows from financing activities of discontinued operations:
Loan payable, related party	$-	$(93,519)
Net cash provided by (used in) financing activities of discontinued operations	$-	$(93,519)

F-48

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

6. RECLASSIFICATIONS

Certain reclassifications have been made to the prior year’s financial statements to enhance comparability with the current year’s financial statements. As a result, certain line items have been amended in the consolidated statements of operations. Comparative figures have been adjusted to conform to the current year’s presentation. These reclassifications had no effect on the reported net loss. As discussed in Note 3, there were changes in the equity classifications as of December 31, 2022 reflected in these consolidated financial statements.

7. PROPERTY AND EQUIPMENT

As of December 31, 2024 and 2023, property and equipment consist of:

	December 31,
	2024	2023
Furniture and equipment	$12,973	$12,973
Computer equipment	765	765
	13,738	13,738
Less: Accumulated depreciation	(9,478)	(6,532)
Property and equipment, net	$4,260	$7,206

Depreciation expense for the years ended December 31, 2024 and 2023 were $2,946 and $2,938, respectively.

8. intangible assets

As of December 31, 2024 and 2023, intangible assets consist of:

	December 31,
	2024	2023
Developed technology	$6,081,610	$6,081,610
Less: Accumulated amortization	(4,149,010)	(2,932,688)
Intangible assets, net	$1,932,601	$3,148,923

Amortization expense for intangible assets for the years ended December 31, 2024 and 2023, were $1,216,322 and $1,216,322, respectively.

F-49

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

9. Debt

Economic Injury Disaster (EIDL) loan

The Company obtained an Economic Injury Disaster (EIDL) loan for $250,000 on April 10, 2020, and on August 16, 2021 the Company obtained a second loan in the amount of $250,000.

The EIDL is a low interest, fixed-rate, long term loan obtained directly from the U.S. Small Business administration (SBA) to help overcome the effects of the pandemic by providing working capital to meet operating expenses. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. The loan is secured by the assets of the Company. As of December 31, 2024 and 2023, the principal outstanding of the loan was $500,000. During the years ended December 31, 2024 and 2023, the Company made payments of $19,573 and $25,750, respectively, of accrued interest. Accrued interest on the loan as of December 31, 2024 and 2023, amounted to $31,192 and $31,964. Interest expense for the years ended December 31, 2024 and 2023 was $18,801 and $18,750, respectively.

Convertible Notes

The Company entered into a $500,000 (“Principal Amount”) convertible note (“Note”) with a related party (“Holder”) on October 17, 2022 (“Date of Issuance”). Unless earlier retired or converted into Conversion Shares (as defined below), the outstanding balance of this Note will be due and payable by the Company at any time on or after October 16, 2028 (the “Maturity Date”) at the Company’s election or upon demand by the Holder. The note is secured by all assets of the Company.

The Company may satisfy this Note in full by repaying the Principal Amount at any time within 12 months from the Date of Issuance; by repaying 130% of the Principal Amount at any time after 12 months from the Date of Issuance and prior to 24 months from the Date of Issuance: by repaying 160% of the Principal Amount at any time after 24 months from the Date of Issuance and prior to 36 months from the Date of Issuance; or, by repaying 200% of the Principal Amount at any time after 36 months from the Date of Issuance. The Holder may accelerate the payment of this Note at any time after 24 months from the Date of Issuance and require the Company satisfy the Note in full by repaying the Principal Amount. The repayment amount effective as of December 31, 2024 and 2023 was $800,000 and $650,000, respectively. During the years ended December 31, 2024 and 2023, the Company incurred $150,000 and $150,000 of interest expense, respectively, in connection with this Note. $300,000 and $150,000 of interest was accrued and outstanding at December 31, 2024 and 2023, respectively.

At any time on or after the date of issuance, at the election of the Holder, the Note will convert into that number of Common Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing the outstanding principal balance of this note on the date of such conversion by the applicable Conversion Price. Conversion Price means (rounded to the nearest 1/10th of one cent) the lower of: (i) the product of 100% less the discount of 20% and (y) the lowest per share purchase price of the equity securities issued in the next equity financing; and (ii) the lowest per share purchase price of the equity securities issued in the Crowd Funding Financing. Crowd Funding Financing means the sale (or series of related sales) by the Company of its equity securities through the WeFunder crowd funding platform which was launched in 2022.

In connection with the convertible notes, the Company granted an aggregate of 19,850,818 warrants to the holder with an exercise price of $0.18 per share. The fair value of the relative debt warrants was $433,753, which was recognized as a debt discount and being amortized to interest expense over the life of the notes. During the years ended December 31, 2024 and 2023, amortization of debt discount was $72,292 and $72,292, respectively. As of December 31, 2024 and 2023, convertible note payable at fair value was $513,135 and $426,606, respectively.

In the event any amounts remain outstanding on this Note after 12 months following the Date of Issuance, Holder, at its sole discretion, may require Company to seek the sale, merger, or disposition of the Company and/or its assets.

F-50

RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

10. CAPITALIZATION and equity transactions

Common Stock

The Company is authorized to issue 200,000,000 shares of Class A common stock at a par value of $0.0001 and 50,000,000 shares of Class B non-voting common stock at a par value of $0.0001. The Class A and Class B common stock are identical except with respect to voting rights, to which Class B common stockholders do not have voting rights.

Stock Transactions

During the year ended December 31, 2023, the Company issued 14,915,592 shares of Class A common stock and 4,740,409 shares of Class B common stock pursuant to Regulation CF for aggregate proceeds of $2,659,336 and $1,125,000, net of offering costs, respectively. During the year ended December 31, 2023, the Company issued 1,289,894 shares of Class B common stock pursuant to Regulation CF for aggregate subscribed amount of $364,800 recorded in subscription receivable, which was collected in 2024.

During the year ended December 31, 2023, the Company issued 902,265 shares of Class A common stock for aggregate proceeds of $165,000 in cash.

During the year ended December 31, 2024, the Company issued 15,978,925 shares of Class B common stock pursuant to Regulation CF and Regulation D offerings for aggregate proceeds of $5,165,778, net of offering costs. There was $189,899 of escrow receivables outstanding related to these issuances as of December 31, 2024.

As of both December 31, 2024 and 2023, there were 98,415,337 shares of Class A common stock issued and outstanding.

As of December 31, 2024 and 2023, there were 22,009,228 and 6,030,303 shares of Class B common stock issued and outstanding, respectively.

11. WARRANTS

In connection with the October 2022 convertible notes (see Note 9), the Company issued 19,850,818 warrants to purchase common stock. The warrants have an exercise price of $0.18 per share, are immediately exercisable and have a term of 10 years. The fair value of the relative warrants was $433,753, which was recognized as a debt discount and is being amortized to interest expense over the life of the convertible notes.

In December 2024, the Company issued 45,455 warrants to purchase common stock. The warrants have an exercise price of $0.33 per share, are immediately exercisable and have a term of 5 years. The fair value of the relative warrants was $11,040, which was recognized as stock-based compensation expense during the year ended December 31, 2024.

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RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

A summary of information related to warrants is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	22,556,136	$0.19	$203,608
Granted	-
Exercised	-
Forfeited	-
Outstanding as of December 31, 2023	22,556,136	0.19	237,699
Granted	45,455	0.33
Exercised	-	-
Forfeited	(424,009)	0.02
Outstanding as of December 31, 2024	22,177,582	$0.19	$3,472,882

Vested and expected to vest at December 31, 2024	22,177,582	$0.19	$3,472,882
Exercisable as of December 31, 2024	22,177,582	$0.19	$3,472,882

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of warrants granted:

	Year ended December 31,
	2024	2023
Risk-free interest rate	4.15%	n/a
Expected term (in years)	5.00	n/a
Expected volatility	70.00%	n/a
Expected dividend yield	0.00%	n/a

12. Equity Incentive Plan

The Company’s Board of Directors adopted an Equity Incentive Plan in 2022 (the “Plan”), to attract, incentivize and retain employees, outside directors and consultants through the grant of awards. Options granted under the Plan may be ISOs (Incentive Stock Options) intended to qualify under Code Section 422 or NSOs (Non-statutory Stock Options) or restricted stock and only employees are eligible for the grant of ISOs. The Plan is effective for a term of ten years from the date of its adoption. The maximum aggregate number of shares that may be issued under the plan is 44,897,910 shares of common stock. As of December 31, 2024, there were 2,696,155 of options available for issuance.

To the extent that the aggregate fair market value of shares with respect to which options designated as incentive stock options are exercisable for the first time by any optionee during any calendar year (under all plans of the Company or any parent or subsidiary) exceeds $100,000, such excess options will be treated as non-statutory stock options.

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RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

The term of each option cannot be no more than 10 years from the date of grant or such shorter term as may be provided in the option agreement and provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a ten percent holder, the term of the option shall be 5 years from the date of grant thereof or such shorter term as may be provided in the option agreement.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	23,766,059	$0.13	$1,398,796
Granted	18,085,696	0.20
Exercised	-
Forfeited	-
Outstanding as of December 31, 2023	41,851,755	0.16	$1,458,056
Granted	1,100,000	0.28
Exercised	-	-
Forfeited	(750,000)	0.18
Outstanding as of December 31, 2024	42,201,755	$0.16	$7,905,258

Exercisable as of December 31, 2024	29,637,038	$0.14	$1,438,555
Exercisable as of December 31, 2023	21,882,211	$0.13	$1,430,667

	Year Ended December 31,
	2024	2023
Weighted average grant-date fair value of options granted during year	$0.19	$0.13
Weighted average duration (years) to expiration of outstanding options at year-end	7.30	8.46

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,
	2024	2023
Risk-free interest rate	3.94% - 4.07%	3.47% - 4.71%
Expected term (in years)	6.27	6.27
Expected volatility	70%	70%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2024 and 2023 was $207,531 and $2,360,227, respectively. Stock-based compensation expense for stock options of $733,029 and $343,245, was recognized under FASB ASC 718 for the years ended December 31, 2024 and 2023, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,835,576 as of December 31, 2024 and will be recognized over a weighted average period of 2.37 years as of December 31, 2024.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year ended December 31,
	2024	2023
General and administrative	$733,029	$343,245
Sales and marketing	11,040	-
	$744,068	$343,245

13. related party TRANSACATIONS

Due to from Related Parties

As of December 31, 2024 and 2023, the Company had $11,340 and $8,362, respectively, in amounts due from officers. The amounts are unsecured, non-interest bearing and due on demand.

Convertible Note

On October 7, 2022, the Company issued a convertible note in the amount of $500,000 to an existing major shareholder. See Note 9 for further detail.

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RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

14. Income Taxes

The provision for income taxes for the years ended December 31, 2024 and 2023 consists of the following:

December 31,
	2024	2023
Current	$-	$-
Deferred	-	-
Provision for income taxes	$-	$-

A reconciliation of the U.S federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2024 and 2023 is as follows:

	December 31,
	2024	2023
U.S federal statutory income tax	21.00%	21.00%
State tax rate, net of federal benefit	6.98%	6.98%
Nondeductible expenses	-2.84%	-2.67%
Nontaxable income	-	-
Change in valuation allowance	-25.14%	-25.32%
Effective tax rate	-	-

Significant components of the Company’s deferred tax assets as of December 31, 2024 and 2023 are as follows:

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryover	$5,577,486	$4,179,842
Depreciation and amortization	101,922	36,252
Deferred tax assets	5,679,408	4,216,094
Valuation allowance	(5,679,408)	(4,216,094)
Net deferred tax assets	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and 2023. Valuation allowance increased by $1.46 million and $0.77 million during the years ended December 31, 2024 and 2023, respectively. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

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RAD Technologies Inc.

Notes to the Consolidated Financial Statements

As of and for the Years Ended December 31, 2024 and 2023

For the fiscal years ending December 31, 2024 and 2023, the Company had US cumulative net operating loss (“NOL”) carryforwards of approximately $7.44 million and $3.96 million, and Canada NOL of approximately $23.31 million and $20.48 million, all respectively. Utilization of some of NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The US NOL carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The Canada NOL expires after 20 years.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to future realization of available deferred tax assets. For the year ended December 31, 2024, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

The Company is currently delinquent on its income tax returns, and may be subject to interest and penalties.

15. Commitments and Contingencies

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

16. subsequent events

Through the issuance date, the Company has issued 830,446 shares of Class B common stock for net proceeds of approximately $360,000 pursuant to a Regulation D offering. From January 1, 2025 to April 20, 2025, the Company has issued 6,425,260 shares of Class B common stock for net proceeds of approximately $3,548,000 pursuant to a Regulation A offering.

The Company has evaluated subsequent events for the period from January 1, 2025, through May 5, 2025, which is the date the consolidated financial statements were available to be issued.

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